UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

4 rue Lou Hemmer, L-1748 Luxembourg Findel

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐             No:  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐             No:  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ATENTO S.A.

INDEX

Financial Information

For the Three and Nine Months Ended September 30, 2015

PART I - PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Atento S.A. (“Atento”, the “Company”, “we” or the “Organization”) was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à.r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of preferred equity certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of preferred equity certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of preferred equity certificates (together with the Original Luxco PECs, the “Luxco PECs”).

In connection with the completion of Atento’s initial public offering (the “IPO”) in October 2014, Topco transferred its entire interest in Midco (€31,000 of share capital) to PikCo, the consideration for which was an allocation of €31,000 to PikCo’s Reserve Account. PikCo then contributed all of the Luxco PECs to Midco (the “Contribution”), the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (€12,500 of share capital) to the Company, in consideration for which the Company issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity will be allocated to the Company’s share premium account. As a result of this transfer, Midco became a direct subsidiary of the Company. The Company completed a share split (the “Share Split”) whereby it issued approximately 2,219.212 ordinary shares for each ordinary share outstanding as of September 3, 2014. The foregoing is collectively referred as the “Reorganization Transaction”.

On October 7, 2014, we closed our IPO and issued 4,819,511 ordinary shares at a price of $15.00 per share. As a result of the IPO, the Share Split and the Reorganization Transaction, we have 73,619,511 ordinary shares outstanding and owns 100% of the issued and outstanding share capital of Midco, as of November 9, 2015.

On August 4, 2015, the Board approved a share capital increase through the issuance of 131,620 shares. Therefore the share capital increased from 73,619,511 to 73,751,131.

For further information about the Company, see the “Interim Consolidated Financial Statements for the Nine Months Ended September 30, 2015” accompanying this Interim Report.

In this Interim Report, all references to “U.S. dollar” and “$” are to the lawful currency of the United States and all references to “euro” or “€” are to the single currency of the participating member states of the European and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. In addition, all references to Brazilian Reais (BRL), Mexican Peso (MXN), Chilean Peso (CLP), Argentinean Peso (ARS), Colombian Peso (COP) and Peruvian Nuevos Soles (PEN) are to the lawful currencies of Brazil, Mexico, Chile, Argentina, Colombia and Peru, respectively.

Comparative information of the unaudited consolidated interim financial statements refer to the three and nine months period ended September 30, 2014 and 2015, except for the statement of financial position, which compares information as of December 31, 2014 and September 30, 2015.

A reclassification was made in the Income Statements and the Statements of Cash Flow for the purpose of best presentation of the financial result. The reclassification refers to the exchange net impact on the fair value of derivatives and it is demonstrated below for the last three quarters and accumulated for the nine months:

Income Statements

	Three months ended March 31, 2014
	Previous classification	Reclassification	Adjusted balance
Finance income	2,931	(54)	2,877
Finance expense	(34,555)	2,729	(31,826)
Net exchange differences	(1,267)	(2,675)	(3,942)

Total	(32,891)	—	(32,891)

	Three months ended June 30, 2014
	Disclosed	Reclassification	Adjusted balance
Finance income	4,171	(2,147)	2,024
Finance expense	(43,272)	7,041	(36,231)
Net exchange differences	4,876	(4,894)	(18)

Total	(34,225)	—	(34,225)

	Three months ended September 30, 2014
	Disclosed	Reclassification	Adjusted balance
Finance income	21,243	(12,798)	8,445
Finance expense	(30,311)	(2,069)	(32,380)
Net exchange differences	(22,014)	14,867	(7,147)

Total	(31,082)	—	(31,082)

	Nine months ended September 30, 2014
	Disclosed	Reclassification	Adjusted balance
Finance income	28,345	(14,999)	13,346
Finance expense	(108,138)	7,701	(100,437)
Net exchange differences	(18,405)	7,298	(11,107)

Total	(98,198)	—	(98,198)

Cash Flow

	Three months ended September 30, 2014
	Disclosed	Reclassification	Adjusted balance
Gains/(losses) on disposal of financial assets	345	(345)	—
Finance income	(8,445)	—	(8,445)
Finance expense	32,026	354	32,380
Net exchange differences	22,015	(14,868)	7,147
Change in fair value of financial instruments	(14,858)	14,858	—

Total	31,083	(1)	31,082

	Nine months ended September 30, 2014
	Disclosed	Reclassification	Adjusted balance
Gains/(losses) on disposal of financial assets	1,001	(1,001)	—
Finance income	(13,346)	—	(13,346)
Finance expense	99,404	1,033	100,437
Net exchange differences	18,405	(7,298)	11,107
Change in fair value of financial instruments	(7,266)	7,266	—

Total	98,198	—	98,198

SELECTED HISTORICAL FINANCIAL INFORMATION

We present our historical financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The unaudited interim financial statements for the nine months ended September 30, 2015 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

As described in Note 4 of the interim financial statements, included elsewhere in this Interim Report, the accounting policies adopted in preparation of the interim financial statements for the nine months ended September 30, 2015 are consistent with those followed in the preparation of the consolidated annual financial statements for December 31, 2014, except for change in functional currency at Atento Luxco 1 S.A. (Luxembourg) from Euro to U.S. dollar, since 2015.

Rounding

Certain numerical figures set out in this Interim Report, including financial data presented in millions or thousands and percentages, have been subject to rounding adjustments, and, as a result, the totals of the data in this Interim Report may vary slightly from the actual arithmetic totals of such data. Percentages and amounts reflecting changes over time periods relating to financial and other data set forth in “Selected Historical Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” are calculated using the numerical data in the financial statements or the tabular presentation of other data (subject to rounding) contained in this Interim Report, as applicable, and not using the numerical data in the narrative description thereof.

SUMMARY CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

The following table presents a summary of the unaudited interim consolidated historical financial information for the periods as of the dates indicated and should be read in conjunction with the section of this Interim Report entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Financial Information” as well as with the interim financial statements included elsewhere in this Interim Report.

	For the three months ended September 30,		Change (%)	Change excluding FX (%)	For the nine months ended September 30,		Change (%)	Change excluding FX (%)
($ millions)	2014	2015			2014	2015
	(unaudited)				(unaudited)
Revenue	589.6	476.2	(19.2)	9.0	1,743.3	1,507.8	(13.5)	9.5
EBITDA (1)	77.5	59.4	(23.4)	6.2	171.4	172.9	0.9	30.6
Adjusted EBITDA (1)	88.2	65.8	(25.4)	4.2	219.8	186.2	(15.3)	10.0
Adjusted Earnings (2)	32.8	22.5	(31.4)	35.4	62.1	53.6	(13.7)	16.4
Adjusted Earnings per share (in U.S. dollars) (3)	0.45	0.31	(31.4)	35.4	0.84	0.73	(13.7)	16.4
Capital Expenditure (4)	(24.8)	(16.2)	(34.7)	(4.4)	(65.4)	(83.1)	27.1	67.6
Payments for acquisition of property, plant, equipment and intangible assets (5)	(36.0)	(23.4)	(35.0)	(17.8)	(81.2)	(60.7)	(25.2)	(6.8)
Total Debt excluding PECs	703.2	572.7	(18.6)	(1.3)	703.2	572.7	(18.6)	(1.3)
Cash and cash equivalents and short-term financial investments	243.3	174.7	(28.2)	(12.0)	243.3	174.7	(28.2)	(12.0)
Net debt with third parties (6)	459.9	398.0	(13.5)	4.3	459.9	398.0	(13.5)	4.3

(1)

In considering the financial performance of the business, our management analyzes the financial performance measures of EBITDA and Adjusted EBITDA at a company and operating segment level, to facilitate decision making. EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, sponsor management fees, assets impairments, site relocations costs, financing and IPO fees, and other items which are not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the period from continuing operations.

We believe EBITDA and Adjusted EBITDA are useful metrics for investors to understand our results of continuing operations and profitability because they permit investors to evaluate our recurring profitability from underlying operating activities. We also use these measures internally to establish forecasts, budgets and operational goals to manage and monitor our business, as well as to evaluate our underlying historical performance. We believe EBITDA facilitates comparisons of operating performance between periods and among other companies in industries similar to ours because it removes the effect of variances in capital structures, taxation, and non-cash depreciation and amortization charges, which may differ between companies for reasons unrelated to operating performance. We believe Adjusted EBITDA better reflects our underlying operating performance because it excludes the impact of items which are not related to our core results of continuing operations.

EBITDA and Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present EBITDA-related performance measures when reporting their results.

EBITDA and Adjusted EBITDA have limitations as analytical tools. These measures are not presentations made in accordance with IFRS, are not measures of financial condition or liquidity and should not be considered in isolation or as alternatives to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. EBITDA and Adjusted EBITDA are not necessary comparable to similarly titled measures used by other companies.

See below under the heading “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” for a reconciliation of profit/(loss) for the period from continuing operations to EBITDA and Adjusted EBITDA.

(2)

In considering the Company’s financial performance, our management analyzes the performance measure of Adjusted Earnings. Adjusted Earnings is defined as profit/(loss) for the period from continuing operations adjusted for acquisition and integration related costs, amortization of acquisition related intangible assets, restructuring costs, sponsor management fees, assets impairments, site relocation costs, financing fees, PECs interest expenses, other non-ordinary expenses, net foreign exchange impacts and their tax effects. Adjusted Earnings is not a measure defined by IFRS. The most directly comparable IFRS measure to Adjusted Earnings is profit/(loss) for the period from continuing operations.

We believe Adjusted Earnings, is a useful metric to investors and is used by our management for measuring profitability because it represents a group measure of performance which excludes the impact of certain non-cash charges and other charges not associated with the underlying operating performance of the business, while including the effect of items that we believe affect shareholder value and in-year return, such as income-tax expense and net finance costs.

Our management uses Adjusted Earnings/(loss) to (i) provide senior management with monthly reports of our operating results; (ii) prepare strategic plans and annual budgets; and (iii) review senior management’s annual compensation, in part, using adjusted performance measures.

Adjusted Earnings is defined to exclude items that are not related to our core results of operations. Adjusted Earnings/(loss) measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present an Adjusted Earnings related performance measure when reporting their results.

Adjusted Earnings has limitations as an analytical tool. Adjusted Earnings is neither a presentation made in accordance with IFRS nor a measure of financial condition or liquidity, and should not be considered in isolation or as an alternative to profit or loss for the period from continuing operations or other measures determined in accordance with IFRS. Adjusted Earnings is not necessarily comparable to similarly titled measures used by other companies.

See below under the heading “Reconciliation of Adjusted Earnings to profit/loss” for a reconciliation of Adjusted Earnings to our profit/(loss) for the period from continuing operations.

(3)

Excluding the impact of a previously disclosed one-time tax benefit related the amortization of goodwill related to a contract with Telefónica in the nine month of fiscal 2014, adjusted EPS grew 119.9%. Adjusted Earnings per share is calculated based on 73,648,760 ordinary shares outstanding as of September 30, 2015. The weighted average number of ordinary shares for the period ended September 30, 2014 was not considered in this calculation.

(4)	We define “capital expenditure” as the sum of the additions to property, plant and equipment and the additions to intangible assets during the period.

Capital expenditures for the nine months ended September 30, 2015 reflect the acquisition by Atento of the rights to use certain software for $39.6 million. This intangible asset has a useful life of five years.

(5)	Payments for acquisition of property, plant, equipment and intangible assets represent the cash disbursement for the period.

(6)

In considering our financial condition, our management analyzes Net debt with third parties, which is defined as Total Debt less cash, cash equivalents (net of any outstanding bank overdrafts) and short-term financial investments.

Net debt with third parties has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt with third parties is not necessarily comparable to similarly titled measures used by other companies.

See “Selected Historical Financial Information” for a reconciliation of Total Debt to Net debt with third parties utilizing IFRS reported balances obtained from the financial information included elsewhere in this Interim Report. The most directly comparable IFRS measure to Net debt with third parties is Total Debt.

Consolidated Statements of Financial Position as at December 31, 2014 and September 30, 2015

(THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

	December 31, 2014	September 30, 2015
	(audited)	(unaudited)
ASSETS

NON-CURRENT ASSETS	942,140	765,324

Intangible assets	293,078	234,897
Goodwill	169,471	135,272
Property, plant and equipment	237,196	173,642
Non-current financial assets	92,258	113,367
Deferred tax assets	150,137	108,146

CURRENT ASSETS	715,761	642,034

Trade and other receivables	475,759	465,966
Other current financial assets	28,562	1,412
Cash and cash equivalents	211,440	174,656

TOTAL ASSETS	1,657,901	1,407,358

EQUITY AND LIABILITIES

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	464,866	415,675

NON-CURRENT LIABILITIES	818,205	682,091

Deferred tax liabilities	83,132	58,445
Interest bearing-debt	636,549	547,836
Derivative financial instruments	1,193	300
Non-current provisions	94,774	58,557
Non-current non trade payables	961	15,948
Other non-current payables to public administrations	1,596	1,005

CURRENT LIABILITIES	374,830	309,592

Interest bearing-debt	16,761	24,730
Trade and other payables	339,560	272,423
Current provisions	18,509	12,439

TOTAL EQUITY AND LIABILITIES	1,657,901	1,407,358

Consolidated Income Statements for the Three and Nine Months Ended September 30, 2014 and 2015

(THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

	For the three months ended September 30,		Change excluding FX (%)	For the nine months ended September 30,		Change excluding FX (%)
	2014	2015		2014	2015
	(unaudited)			(unaudited)
Revenue	589,646	476,209	9.0	1,743,264	1,507,844	9.5
Other operating income	904	703	—	1,760	2,015	33.3
Own work capitalized	202	1	N.M.	413	(15)	N.M.
Other gains	(403)	—	N.M.	34,478	—	N.M.
Operating expenses:
Supplies	(27,106)	(20,359)	1.1	(79,240)	(59,819)	(3.2)
Employee benefit expense	(403,030)	(338,327)	12.4	(1,246,353)	(1,093,393)	10.4
Depreciation	(14,894)	(11,969)	11.4	(44,420)	(38,439)	10.1
Amortization	(15,123)	(12,362)	11.9	(47,220)	(40,399)	9.5
Changes in trade provisions	100	(421)	N.M.	(199)	(925)	N.M.
Other operating expenses	(83,169)	(58,488)	(3.4)	(250,227)	(182,714)	(6.8)
Impairment charges	387	—	N.M.	(32,479)	—	N.M.
Total operating expenses	(542,835)	(441,926)	9.6	(1,700,138)	(1,415,689)	5.1

Operating profit	47,514	34,987	2.5	79,777	94,155	54.4

Finance income	8,445	4,855	(10.6)	13,346	12,677	29.9
Finance costs	(32,380)	(17,934)	(23.8)	(100,437)	(58,019)	(26.2)
Net foreign exchange gain/(loss)	(7,147)	3,546	N.M.	(11,107)	14,616	N.M.

Net finance expense	(31,082)	(9,533)	(64.3)	(98,198)	(30,726)	(58.5)

Profit/(loss) before tax	16,432	25,454	129.3	(18,421)	63,429	N.M.

Income tax benefit/(expense)	(8,423)	(8,771)	41.7	2,120	(19,685)	N.M.

Profit/(loss) for the period	8,009	16,683	221.3	(16,301)	43,744	N.M.

Adjusted basic result per share (in U.S. dollars) (*)	0.11	0.23	221.3	(0.22)	0.59	N.M.

(*)

The adjusted basic and diluted result per share, for the period presented in the table above, were calculated based on the number of ordinary shares of 73,648,760 as of September 30, 2015. For the period ended September 30, 2014 the number of ordinary shares was 73,619,511.

Consolidated Statements of Cash Flow for the Three and Nine Months Ended September 30, 2014 and 2015

(THOUSANDS OF U.S. DOLLARS, UNLESS OTHERWISE INDICATED)

	Three months ended September 30,		Nine months ended September 30,
	2014	2015	2014	2015
	(unaudited)
Operating activities
Profit/(loss) before tax	16,432	25,454	(18,421)	63,429
Adjustments to profit/(loss):
Amortization and depreciation	30,017	24,331	91,640	78,838
Impairment allowances	(487)	421	32,678	925
Change in provisions	10,303	1,580	33,969	1,463
Grants released to income	—	(119)	—	(365)
Gains/(losses) on disposal of fixed assets	577	28	139	506
Finance income	(8,445)	(4,855)	(13,346)	(12,677)
Finance expense	32,380	17,934	100,437	58,019
Net exchange differences	7,147	14,042	11,107	(573)
Change in fair value of financial instruments	—	(17,588)	—	(14,043)
Own work capitalized	(202)	(1)	(413)	15
Other gains	818	—	(34,478)	1,033

	72,108	35,773	221,733	113,141

Changes in working capital:
Changes in trade and other receivables	28,190	(6,035)	34,832	(98,188)
Changes in trade and other payables	(31,854)	6,929	(13,586)	(65)
Other assets/(payables)	3,870	(5,899)	(11,252)	(23,528)

	206	(5,005)	9,994	(121,781)

Other cash flow from operating activities
Interest paid	(20,055)	(14,683)	(68,396)	(48,032)
Interest received	4,104	6,866	13,346	15,242
Income tax paid	(6,031)	(5,571)	(15,998)	(12,972)
Other payments	(23,228)	(4,136)	(32,859)	(12,300)

	(45,210)	(17,524)	(103,907)	(58,062)

Net cash flow from/(used in) operating activities	43,536	38,698	109,399	(3,273)

Investment activities
Payments for acquisition of intangible assets	(6,162)	(2,806)	(13,412)	(15,137)
Payments for acquisition of property, plant and equipment	(29,853)	(20,587)	(67,765)	(45,556)
Payments for financial instruments	(6,373)	—	(66,562)	—
Disposals of intangible assets	—	196	99	732
Disposals of property, plant and equipment	—	1,217	886	1,631
Disposals of financial instruments	11,644	—	14,000	26,866

Net cash flow from/(used in) investment activities	(30,744)	(21,980)	(132,754)	(31,464)

Financing activities
Proceeds from borrowing from third parties	34,103	—	70,912	29,239
Proceeds from borrowing from group companies	—	—	88,319	—
Repayment of borrowing from third parties	(35,038)	(1,723)	(158,992)	(1,723)

Net cash flow from/(used in) financing activities	(935)	(1,723)	239	27,516

Exchange differences	590	(13,421)	321	(29,563)

Net increase/(decrease) in cash and cash equivalents	12,447	1,574	(22,795)	(36,784)

Cash and cash equivalents at beginning of period	178,249	173,082	213,491	211,440

Cash and cash equivalents at end of period	190,696	174,656	190,696	174,656

Cash and cash equivalents and short term financial investments at end of period	243,326	174,656	243,326	174,656

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2014	2015	2014	2015
	(unaudited)

Profit/(loss) for the period	8.0	16.7	(16.3)	43.7

Net finance expense	31.1	9.5	98.2	30.7
Income tax expense	8.4	8.8	(2.1)	19.7
Depreciation and amortization	30.0	24.4	91.6	78.8

EBITDA (non-GAAP)	77.5	59.4	171.4	172.9

Acquisition and integration related costs (a)	2.3	—	7.7	0.1
Restructuring costs (b)	2.3	4.1	23.8	7.8
Sponsor management fees (c)	2.5	—	7.3	—
Site relocation costs (d)	0.4	—	1.4	0.5
Financing and IPO fees (e)	3.5	—	11.1	0.3
Asset impairments and Other (f)	(0.3)	2.3	(2.9)	4.6

Adjusted EBITDA (non-GAAP)	88.2	65.8	219.8	186.2

(a)

Acquisition and integration related costs incurred for the three months ended September 30, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan and operational set-up with a leading consulting firm. During the three months ended September 30, 2015, we have no cost related to acquisition and integration process. These projects were substantially completed by the end of 2014.

Acquisition and integration costs incurred for the nine months ended September 30, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan and operational set-up with a leading consulting firm, improving the efficiency in procurement and IT transformation projects. Acquisition and integration related costs incurred for the nine months ended September 30, 2015 are costs associated primarily with financial and operational improvements related to SAP IT transformation project cost incurred during the three months ended March 31, 2015.

(b)

Restructuring costs incurred for the three months ended September 30, 2014 primarily relate to headcount restructuring activities in Spain, restructuring cost in Argentina and the relocation of corporate headquarters. Restructuring costs incurred for the three months ended September 30, 2015 primarily relates to labor force optimization in Brazil to adapt the structure to business requirement and in EMEA as a consequence of a reduction in activity levels during 2015.

(c)	Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that were expensed. The advisory agreement was terminated in connection with the initial public offering.

(d)

Site relocation costs incurred for the three and nine months ended September 30, 2014 and 2015 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to achieve efficiencies through rental cost reduction and attrition and absenteeism improvement.

(e)

Financing and IPO fees for the three and nine months ended September 30, 2014 primarily relate to non-core professional fees incurred by us during the initial public offering process, including advisory, auditing and legal expenses among others. Financing and IPO fees for the three and nine months ended September 30, 2015 relate to remaining cost incurred during the three months ended March 31, 2015 in connection with the initial public offering process.

(f)

Asset impairment and other costs for the three and nine months ended September 30, 2014 mainly relate to the goodwill and other intangible asset impairment relating to our operation in Czech Republic (divested in December 2014) of $3.7 million and Spain $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee compensated by Telefónica.

Asset impairment and other costs for the three and nine months ended September 30, 2015 mainly refer to costs in Brazil, Spain and Mexico ($2.5 million) of efficiency projects, fees incurred during the three months ended March 31, 2015, related to Czech Republic divested operation in December 2014 ($2.5 million).

Reconciliation of Adjusted Earnings to profit/(loss):

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions, except percentage changes)	2014	2015	2014	2015
	(unaudited)
Profit/(loss) attributable to equity holders of the parent	8.0	16.7	(16.3)	43.7

Acquisition and integration related Costs (a)	2.3	—	7.7	0.1
Amortization of acquisition related intangible assets (b)	8.9	7.0	28.5	21.6
Restructuring costs (c)	2.3	4.1	23.8	7.8
Sponsor management fees (d)	2.5	—	7.3	—
Site relocation costs (e)	0.4	—	1.4	0.5
Financing and IPO fees (f)	3.5	—	11.1	0.3
PECs interest expense (g)	7.2	—	25.8	—
Asset impairments and Other (h)	(0.3)	2.3	(2.9)	4.6
Net foreign exchange gain on financial instruments (i)	—	—	—	(14.0)
Net foreign exchange impacts (j) (restated)	7.2	(3.5)	11.1	(0.6)
Tax effect (k)	(9.2)	(4.1)	(35.4)	(10.4)

Adjusted Earnings (non-GAAP) (unaudited)	32.8	22.5	62.1	53.6

Adjusted basic Earnings per share (in U.S. dollars) (unaudited) (*)	0.45	0.31	0.84	0.73

(a)

Acquisition and integration related costs incurred for the three months ended September 30, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan and operational set-up with a leading consulting firm. During the three months ended September 30, 2015, we have no cost related to acquisition and integration process. These projects were substantially completed by the end of 2014.

Acquisition and integration costs incurred for the nine months ended September 30, 2014 primarily resulted from consulting fees incurred in connection with the full strategy review including our growth implementation plan and operational set-up with a leading consulting firm, improving the efficiency in procurement and IT transformation projects. Acquisition and integration related costs incurred for the nine months ended September 30, 2015 are costs associated primarily with financial and operational improvements related to SAP IT transformation project cost incurred during the three months ended March 31, 2015.

(b)

Amortization of Acquisition related intangible assets represents the amortization expense of intangible assets resulting from the Acquisition and has been adjusted to eliminate the impact of the amortization arising from the Acquisition which is not in the ordinary course of our daily operations and distorts comparison with peers and results for prior periods. Such intangible assets primarily include contractual relationships with clients, for which the useful life has been estimated at primarily nine years.

(c)

Restructuring costs incurred for the three months ended September 30, 2014 primarily relate to headcount restructuring activities in Spain, restructuring cost in Argentina and the relocation of corporate headquarters. Restructuring costs incurred for the three months ended September 30, 2015 primarily relates to labor force optimization in Brazil to adapt the structure to business requirement and in EMEA as a consequence of a reduction in activity levels during 2015.

(d)	Sponsor management fees represent the annual advisory fee paid to Bain Capital Partners, LLC that were expensed. The advisory agreement was terminated in connection with the initial public offering.

(e)

Site relocation costs incurred for the three and nine months ended September 30, 2014 and 2015 include costs associated with our current strategic initiative of relocating call centers from tier 1 cities to tier 2 cities in Brazil in order to achieve efficiencies through rental cost reduction and attrition and absenteeism improvement.

(f)

Financing and IPO fees for the three and nine months ended September 30, 2014 primarily relate to non-core professional fees incurred by us during the initial public offering process, including advisory, auditing and legal expenses among others. Financing and IPO fees for the three and nine months ended September 30, 2015 relate to remaining cost incurred during the three months ended March 31, 2015 in connection with the initial public offering process.

(g)	PECs interest expense represents accrued interest on the preferred equity certificates. In the fourth quarter of 2014, the PECs were capitalized in connection with the IPO.

(h)

Asset impairment and other costs for the three and nine months ended September 30, 2014 mainly relate to the goodwill and other intangible asset impairment relating to our operation in Czech Republic (divested in December 2014) of $3.7 million and Spain $28.8 million, offset by the amendment of the MSA with Telefónica, by which the minimum revenue commitment for Spain was reduced against a $34.5 million penalty fee compensated by Telefónica.

Asset impairment and other costs for the three and nine months ended September 30, 2015 mainly refer to costs in Brazil, Spain and Mexico ($2.5 million) related to efficiency projects, fees incurred during the three months ended March 31, 2015, related to Czech Republic divested operation in December 2014 ($2.5 million).

(i)

As of April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge will be recognized in other comprehensive income (equity) as from that date. The gain or loss related to the ineffective portion will be recognized in the income statement. Cumulative net foreign exchange gain of such instruments was reversed from Equity to profit/(loss) in the three months ended March 31, 2015 in the amount of $13.0 million in the three months ended September 30, 2015 an amount of $1.0 million. For comparability, this one off adjustment was added back to calculate adjusted earnings.

(j)

As of 2015, management analyzes the Company financial condition performance excluding net foreign exchange impacts, which eliminates the volatility to foreign exchange variances from our operational results. For comparability purposes, 2014 adjusted earnings was restated by the net foreign exchange non-cash results from currency fluctuations impacting loans between group companies and other minor effects.

(k)

The tax effect represents the tax impact of the total adjustments based on a tax rate of 34.3% for the period from July 1, 2014, to September 30, 2014 and 30.4% for the period from July 1, 2015, to September 30, 2015, 34.5% for the period from January 1, 2014, to September 30, 2014 and 29.4% for the period from January 1, 2015 to September 30, 2015.

(*)

The adjusted earnings per share, for the period presented in the table above, were calculated considering the number of ordinary shares of 73,648,760 (weighted average number of ordinary shares) as of September 30, 2015. For the period ended September 30, 2014 the number of ordinary shares was 73,619,511.

Adjusted Earnings in Consolidated Income Statement

For the purpose of best presentation of adjusted earnings, the adjustments are demonstrated below in each line of Consolidated Income Statement for the three and nine months ended September 30, 2014 and 2015:

($ in millions, except percentage changes)	For the three months ended September 30,						Change	Change excluding
	2014	Adjustments	Adjusted	2015	Adjustments	Adjusted	(%)	FX (%)
	(unaudited)
Revenue	589.6	—	589.6	476.2	—	476.2	(19.2)	9.0
Other operating income	0.9	—	0.9	0.8	—	0.8	(11.1)	—
Own work capitalized	0.2	—	0.2	—	—	—	N.M.	N.M.
Other gains	(0.4)	—	(0.4)	—	—	—	N.M.	N.M.
Operating expenses:
Supplies	(27.1)	—	(27.1)	(20.4)	—	(20.4)	(24.7)	1.1
Employee benefit expense (a)	(403.0)	2.3	(400.7)	(338.3)	4.1	(334.2)	(16.6)	11.5
Depreciation	(14.9)	—	(14.9)	(12.0)	—	(12.0)	(19.5)	11.4
Amortization (b)	(15.1)	8.9	(6.2)	(12.4)	7.0	(5.4)	(12.9)	29.0
Changes in trade provisions	0.1	—	0.1	(0.4)	—	(0.4)	N.M.	N.M.
Other operating expenses (c)	(83.2)	8.4	(74.8)	(58.5)	2.3	(56.2)	(24.9)	2.9
Impairment charges	0.4	—	0.4	—	—	—	N.M.	N.M.

Total operating expenses	(542.8)	19.6	(523.2)	(442.0)	13.4	(428.6)	(18.1)	10.1

Operating profit	47.5	19.6	67.1	35.0	13.4	48.4	(27.9)	0.1

Finance income	8.5	—	8.5	4.9	—	4.9	(42.4)	(10.6)
Finance costs (d)	(32.4)	7.2	(25.2)	(17.9)	—	(17.9)	(29.0)	(2.0)
Net foreign exchange gain/(loss) (e)	(7.2)	7.2	—	3.5	(3.5)	—	N.M.	N.M.

Net finance expense	(31.1)	14.4	(16.7)	(9.5)	(3.5)	(13.0)	(22.2)	(69.5)

Profit/(loss) before tax	16.4	34.0	50.4	25.5	9.9	35.4	(29.8)	23.2

Income tax benefit/(expense) (f)	(8.4)	(9.2)	(17.6)	(8.8)	(4.1)	(12.9)	(26.7)	0.6

Profit/(loss) for the period from continuing operations	8.0	24.8	32.8	16.7	5.8	22.5	(31.4)	35.4

Profit/(loss) for the period attributable to equity holders of the parent	8.0	24.8	32.8	16.7	5.8	22.5	(31.4)	35.4

Basic result per share	0.11		0.45	0.23		0.31	(31.4)	35.4

N.M. means not meaningful

($ in millions, except percentage changes)	For the nine months ended September 30,						Change	Change excluding
	2014	Adjustments	Adjusted	2015	Adjustments	Adjusted	(%)	FX (%)
	(unaudited)
Revenue	1,743.3	—	1,743.3	1,507.8	—	1,507.8	(13.5)	9.5
Other operating income	1.8	—	1.8	2.0	—	2.0	11.1	33.3
Own work capitalized	0.4	—	0.4	—	—	—	N.M.	N.M.
Other gains	34.5	—	34.5	—	—	—	N.M.	N.M.
Operating expenses:
Supplies	(79.2)	—	(79.2)	(59.8)	—	(59.8)	(24.5)	(3.2)
Employee benefit expense (a)	(1,246.4)	23.8	(1,222.6)	(1,093.4)	7.8	(1,085.6)	(11.2)	11.7
Depreciation	(44.4)	—	(44.4)	(38.4)	—	(38.4)	(13.5)	10.1
Amortization (b)	(47.2)	28.5	(18.7)	(40.4)	21.6	(18.8)	0.5	32.1
Changes in trade provisions	(0.2)	—	(0.2)	(0.9)	—	(0.9)	N.M.	N.M.
Other operating expenses (c)	(250.3)	24.6	(225.7)	(182.8)	5.5	(177.3)	(21.4)	0.2
Impairment charges	(32.5)	—	(32.5)	—	—	—	N.M.	N.M.

Total operating expenses	(1,700.2)	76.9	(1,623.3)	(1,415.7)	34.9	(1,380.8)	(14.9)	7.4

Operating profit	79.8	76.9	156.7	94.1	34.9	129.0	(17.7)	7.3

Finance income	13.4	—	13.4	12.7	—	12.7	(5.2)	29.9
Finance costs (d)	(100.5)	25.8	(74.7)	(58.0)	—	(58.0)	(22.4)	(0.7)
Net foreign exchange gain/(loss) (e)	(11.1)	11.1	—	14.6	(14.6)	—	N.M	N.M.

Net finance expense	(98.2)	36.9	(61.3)	(30.7)	(14.6)	(45.3)	(26.1)	(7.3)

Profit/(loss) before tax	(18.4)	113.8	95.4	63.4	20.3	83.7	(12.3)	16.7

Income tax benefit/(expense) (f)	2.1	(35.4)	(33.3)	(19.7)	(10.4)	(30.1)	(9.6)	17.1

Profit/(loss) for the period from continuing operations	(16.3)	78.4	62.1	43.7	9.9	53.6	(13.7)	16.4

Profit/(loss) for the period attributable to equity holders of the parent	(16.3)	78.4	62.1	43.7	9.9	53.6	(13.7)	16.4

Basic result per share	(0.22)		0.84	0.59		0.73	(13.7)	16.4

N.M. means not meaningful

Adjusted Earnings footnotes reference:

(a)	“Employee Benefit Expenses” adjustment is disclosed on footnote (c) “Reestructuring Costs”.

(b)	“Amortization” adjustment is related to footnote (a) “Amortization of acquisition of intangible assets”.

(c)

“Other operating expenses” adjustment includes adjustments detailed in footnotes (a) Acquisition and Integration relates costs, (d) Sponsor Management Fees, (e) Site Relocation costs, (f) Financing and IPO Fees, (h) Asset Impairment and others.

(d)	“Finance costs” adjustment is related to footnote (g) “PECs Interest Expenses”.

(e)	“Net foreign exchange gain/(loss)” adjustment refers to footnotes (i) and (j) Net Foreign Exchange gain on Financial Instruments and Net Foreign Exchange Impacts.

(f)	“Income tax benefit/(expense)” adjustment is related to footnote (k) “Tax Effect”.

Financing Arrangements

Certain debt agreements contain financial ratios as an instrument to monitor the Company’s financial condition and requirements transactions (e.g. new debts, permitted payments). The following is a brief description of the financial ratios.

1.

Gross Leverage Ratio (applies to Atento S.A.) – measure the level of gross debt to EBITDA, as defined in the debt agreements. The contractual ratio indicates that the gross debt should not surpass 2.75 times the EBITDA for the last twelve months. As of September 30, 2015, the current ratio was 2.11.

2.

Fixed Charge Coverage Ratio (applies to Restricted Group) – measure the company ability to pay interest expenses and dividends (fixed charge) in relation to EBITDA, as described in the debt agreements. The contractual ratio indicates that the EBITDA for the last twelve months should represent at least 2 times the fixed charge of the same period. As of September 30, 2015, the current ratio was 3.9.

3.

Net Debt Brazilian Leverage Ratio (applies only to Brazil) – measures the level of net debt (gross debt, less cash, cash equivalents and short-term investments) to EBITDA, as defined in the Debenture indenture. The contractual ratio indicates that Brazil net debt should not surpass 3.0 times the Brazilian EBITDA. As of September 30, 2015, the current ratio was 1.6. This is the only ratio considered as a financial covenant.

The company monitors regularly all financial ratios under the debt agreements. As of September 30, 2015, we were in compliance with the terms of our covenants.

	As of September 30,
	2014			2015
($ in million, except Net Debt/Adj. EBITDA LTM)	Actual	As Adjusted (1)	Pro Forma
	(unaudited)
Cash and cash equivalents	190.7	190.7	190.7	174.7
Short term financial investments	52.6	52.6	52.6	—
Debt:
7.375% Sr. Sec. Notes due 2020	294.4	294.4	294.4	295.9
Brazilian Debentures	267.7	267.7	267.7	172.4
Vendor Loan Note (1)	29.3	29.3	—	—
Contingent Value Instrument	36.1	36.1	36.1	35.5
Preferred Equity Certificates	578.8	—	—	—
Finance Lease Payables	8.7	8.7	8.7	4.7
Other Borrowings	67.0	67.0	67.0	64.2
Total Debt	1,282.0	703.2	673.9	572.7
Net Debt with third parties (2) (unaudited)		459.9	430.6	398.0
Adjusted EBITDA LTM (3) (non-GAAP) (unaudited)		305.4	305.4	271.8
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)		1.5x	1.4x	1.5x

(1)	Reflects the prepayment to Telefónica of the entire indebtedness under the Vendor Loan Note. The loan was liquidated in connection with the IPO.

(2)

In considering our financial condition, our management analyzes net debt with third parties, which is defined as total debt less cash, cash equivalents, and short-term financial investments. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

(3)

Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site-relocation costs, financing fees, IPO costs and other items, which are not related to our core results of operations for the last twelve months.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Form 6-K providing quarterly information contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995, relating to our operations, expected financial position, results of operation, and other business matters that are based on our current expectations, assumptions, and projections with respect to the future, and are not a guarantee of performance. In this Interim Report, when we use words such as “may,” “believe,” “plan,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “project,” “would,” “could,” “target,” or similar expressions, or when we discuss our strategy, plans, goals, initiatives, or objectives, we are making forward-looking statements.

We caution you not to rely unduly on any Forward-Looking statements. Actual results may differ materially from what is expressed in the forward-looking statements, and you should review and consider carefully the risks, uncertainties and other factors that affect our business and may cause such differences.

The forward-looking statements are based on information available as of the date that this Form 6-K furnished with the United States Securities and Exchange Commission (“SEC”) and we undertake no obligation to update them. They are based on numerous assumptions and developments that are not within our control. Although we believe these forward-looking statements are reasonable, we cannot assure you they will turn out to be correct.

For additional detail see the sections entitled “Risk Factors” and Cautionary Statements with respect to “Forward-looking Statements” in our Annual Form 20-F (the “20-F”).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations is based upon and should be read in conjunction with the interim consolidated financial statements and the related notes included herein. The interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

Factors which could cause or contribute to such difference, include, but are not limited to, those discussed elsewhere in this Interim Report, particularly under “Cautionary Statement with respect to Forward Looking Statements” and the section entitled “Risk Factors” in the Form 20-F.

Overview

Atento is the largest provider of customer-relationship management and business-process outsourcing (“CRM BPO”) services and solutions in Latin America (“LatAm”) and Spain, and among the third largest provider by revenue globally. Atento’s tailored CRM BPO solutions are designed to enable our client’s ability to deliver a high-quality product by creating a best-in-class experience for their costumers, enabling our clients to focus on operating their core businesses. Atento utilizes its industry expertise commitment to customer care, and consultative approach, to offer superior and scalable solutions across the entire value chain for customer care, each solution customized for the individual client’s needs.

We offers a comprehensive portfolio of customizable, and scalable, solutions including front and back-end services ranging from sales and, applications-processing, to customer care and credit-management. We leverage our deep industry knowledge and capabilities to provide industry-leading solutions to our clients. We provide our solutions to over 400 clients via over 163,000 highly engaged customer care specialists facilitated by our best-in-class technology infrastructure and multi-channel delivery platform. We believe we bring a differentiated combination of scale, capacity for processing client’s transactions, and industry expertise to our client’s customer care operations, which allow us to provide higher-quality and lower cost customer care services than our clients could deliver on their own.

Our number of workstations increased 9.0% as of September 30, 2015 from 83,920 to 91,467. Since we lease all of our call center facilities, which increases our operating expenses and does not result in a depreciation expense, our EBITDA performance has historically differed from competitors who own their buildings and equipment, as related financings have generally resulted in higher depreciation expenses for those competitors and have increased such competitors EBITDA.

As a part of our strategy to improve cost and efficiencies we continued to migrate a portion of our call centers from Tier 1 to Tier 2 cities. These cities, which tend to be smaller lower cost locations, allow us to optimize our lease expenses and reduce labor costs. By being a preferred employer we are able to then draw from new and larger pools of talent and reduce turnover and absenteeism. We have completed many successful site transfers in Brazil, Colombia and Argentina. In Brazil, for example, the percentage of total workstations located in tier 2 cities increased 4.3% percentage points year to date, from 54.1% for the nine months period ended September 30, 2014 to 56.4% for the nine months period ended September 30, 2015, due to the new sites opened outside Sao Paulo and Rio de Janeiro. As demand for our services and solutions grows, and their complexity continues to increase, we have opportunities to evaluate and adjust our site footprint even further to create the most competitive combination of quality and cost effectiveness for our costumers.

As of September 30, 2015, we had 91,467 workstations globally, with 49,379 in Brazil, 34,474 in the Americas (excluding Brazil) and 7,614 in EMEA. As of September 30, 2014, we had 83,920 workstations globally, with 43,350 in Brazil, 32,644 in the Americas (excluding Brazil) and 7,926 in EMEA. As of September 30, 2015, we had 98 delivery centers globally, 33 in Brazil, 47 in the Americas (excluding Brazil) and 18 in EMEA. As of September 30, 2014, we had 94 delivery centers globally, 29 in Brazil, 44 in the Americas (excluding Brazil) and 21 in EMEA.

The following table shows the number of delivery centers and workstations in each of the jurisdictions in which we operated as at September 30, 2014 and 2015.

	Number of Workstations		Number of Service Delivery Centers (1)
	2014	2015	2014	2015
	(unaudited)
Brazil	43,350	49,379	29	33
Americas	32,644	34,474	44	47

Argentina (2)	3,831	3,705	11	11
Central America(3)	2,653	2,445	3	5
Chile	2,398	2,279	2	2
Colombia	5,403	6,306	6	8
Mexico	9,656	9,676	17	15
Peru	7,569	8,753	2	3
United States(4)	1,134	1,310	3	3
EMEA	7,926	7,614	21	18

Czech Republic(5)	470	—	15	—
Morocco	2,042	2,039	4	4
Spain	5,414	5,575	2	14

Total	83,920	91,467	94	98

(1)	Includes service delivery centers at facilities operated by us and those owned by our clients where we provide operations personnel and workstations.
(2)	Includes Uruguay.
(3)	Includes Guatemala, El Salvador, Nicaragua and Costa Rica.
(4)	Includes Puerto Rico.
(5)	Operations in Czech Republic were divested in Q4 2014 – see details in our annual financial statements as of December 31, 2014.

For the three and nine months ended September 30, 2015 revenue generated from our fifteen largest client groups represented 83.4% and 83.9%, respectively, of our revenue as compared to 83.1% and 82.2%, in the same period in prior year. Excluding revenue generated from the Telefónica Group, our next 15 largest client groups represented in aggregate 39.1% and 39.2% of our revenue for the three and nine months ended September 2015 as compared to 37.2% and 36% of our revenue in the same period in prior year.

Our vertical industry expertise in telecommunications, financial services and multi-sector companies allows us to adapt our services and solutions for our clients, further embedding us into their value chain while delivering effective business results and increasing the portion of our client’s services related to CRM BPO. For the nine months ended September 30, 2015, CRM BPO solutions and individual services comprised approximately 23.8% and 76.2% of our revenue, respectively. For the same period in 2014, CRM BPO solutions and individual services comprised approximately 24.3% and 75.7% of our revenue, respectively. For the three months ended September 30, 2015 CRM BPO solutions and individuals services comprised approximately 23.9% and 76.1% of our revenue, respectively. For the same period in 2014, CRM BPO solutions and individuals services comprised approximately 26.7% and 73.3% of our revenue, respectively.

During the nine months period ended September 30, 2015, telecommunications represented 49.6% of our revenue and financial services represented 35.2% of our revenue, compared to 48.4% and 36.0%, respectively, for the same period in 2014. During the nine months ended September 30, 2014 and 2015 the sales by service were represented as follows:

	For the nine months ended September 30,
	2014	2015
Customer Service	49.5%	47.9%
Sales	17.8%	18.2%
Collection	10.8%	10.4%
Back Office	8.7%	9.6%
Technical Support	10.6%	10.6%
Service Desk	0.2%	0.1%
Others	2.4%	3.2%

Total	100.0%	100.0%

During the three months period ended September 30, 2015, telecommunications represented 49.4% of our revenue and financial services represented 36.0% of our revenue, compared to 46.3% and 36.0%, respectively, for the same period in 2014. During the three months ended September 30, 2014 and 2015 the sales by service were represented as follows:

	For the three months ended September 30,
	2014	2015
Customer Service	49.5%	47.0%
Sales	17.9%	18.2%
Collection	10.5%	10.9%
Back Office	8.9%	10.2%
Technical Support	10.9%	10.5%
Service Desk	0.2%	0.1%
Others	2.1%	3.1%

Total	100.0%	100.0%

We operate in 14 countries worldwide and organize our business into the following three geographic markets: (i) Brazil, (ii) Americas, excluding Brazil (“Americas”) and (iii) EMEA. For the nine months ended September 30, 2015, Brazil accounted for 48.9% of our revenue, Americas accounted for 38.9% of our revenue and EMEA accounted for 12.3% of our revenue (in each case, before holding company level revenue and consolidation adjustments). For the three months ended September 30, 2015, Brazil accounted for 45.5% of our revenue, Americas accounted for 42.1% of our revenue and EMEA accounted for 12.6% of our revenue (in each case, before holding company level revenue and consolidation adjustments).

Consolidated Income Statements for the Three and Nine Months Ended September 30, 2014 and 2015

($ in millions, except percentage changes)	For the three months ended September 30,		Change (%)	Change excluding FX (%)	For the nine months ended September 30,		Change (%)	Change excluding FX (%)
	2014	2015			2014	2015
	(unaudited)				(unaudited)
Revenue	589.6	476.2	(19.2)	9.0	1,743.3	1,507.8	(13.5)	9.5
Other operating income	0.9	0.8	(11.1)	—	1.8	2.0	11.1	33.3
Own work capitalized	0.2	—	N.M.	N.M.	0.4	—	N.M.	N.M.
Other gains	(0.4)	—	N.M.	N.M.	34.5	—	N.M.	N.M.
Operating expenses:
Supplies	(27.1)	(20.4)	(24.7)	1.1	(79.2)	(59.8)	(24.5)	(3.2)
Employee benefit expense	(403.0)	(338.3)	(16.1)	12.4	(1,246.4)	(1,093.4)	(12.3)	10.4
Depreciation	(14.9)	(12.0)	(19.5)	11.4	(44.4)	(38.4)	(13.5)	10.1
Amortization	(15.1)	(12.4)	(17.9)	11.9	(47.2)	(40.4)	(14.4)	9.5
Changes in trade provisions	0.1	(0.4)	N.M.	N.M.	(0.2)	(0.9)	N.M.	N.M.
Other operating expenses	(83.2)	(58.5)	(29.7)	(3.4)	(250.3)	(182.7)	(27.0)	(6.8)
Impairment charges	0.4	—	N.M.	N.M.	(32.5)	—	N.M.	N.M.

Total operating expenses	(542.8)	(442.0)	(18.6)	9.6	(1,700.2)	(1,415.6)	(16.7)	5.1

Operating profit	47.5	35.0	(26.3)	2.5	79.8	94.2	18.0	54.4

Finance income	8.5	4.9	(42.4)	(10.6)	13.4	12.7	(5.2)	29.9
Finance costs	(32.4)	(17.9)	(44.8)	(23.8)	(100.5)	(58.0)	(42.3)	(26.2)
Net foreign exchange gain/(loss)	(7.2)	3.5	N.M.	N.M.	(11.1)	14.6	N.M.	N.M.

Net finance expense	(31.1)	(9.5)	(69.5)	(64.3)	(98.2)	(30.7)	(68.7)	(58.5)

Profit/(loss) before tax	16.4	25.5	55.5	129.3	(18.4)	63.4	N.M.	N.M.

Income tax benefit/(expense)	(8.4)	(8.8)	4.8	41.7	2.1	(19.7)	N.M.	N.M.

Profit/(loss) for the period from continuing operations	8.0	16.7	108.8	221.3	(16.3)	43.7	N.M.	N.M.

Profit/(loss) for the period attributable to equity holders of the parent	8.0	16.7	108.8	221.3	(16.3)	43.7	N.M.	N.M.

Other financial data:
EBITDA(1) (unaudited)	77.5	59.4	(23.4)	6.2	171.4	172.9	0.9	30.6
Adjusted EBITDA(1) (unaudited)	88.2	65.8	(25.4)	4.2	219.8	186.2	(15.3)	10.0

(1)	For reconciliation with IFRS as issued by IASB, see section “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” as above.

N.M. means not meaningful

Consolidated Income Statements by Segment for the Three and Nine Months Ended September 30, 2014 and 2015

($ in millions, except percentage changes)	For the three months ended September 30,		Change (%)	Change Excluding FX (%)	For the nine months ended September 30,		Change (%)	Change Excluding FX (%)
	2014	2015			2014	2015
	(unaudited)				(unaudited)
Revenue:
Brazil	307.7	216.5	(29.6)	9.0	906.2	737.6	(18.6)	11.7
Americas	204.3	200.3	(2.0)	15.9	576.7	585.9	1.6	16.6
EMEA	77.7	59.8	(23.0)	(8.4)	260.8	185.7	(28.8)	(13.5)

Other and eliminations(1)	(0.1)	(0.4)	N.M.	N.M.	(0.4)	(1.4)	N.M.	N.M.
Total revenue	589.6	476.2	(19.2)	9.0	1,743.3	1,507.8	(13.5)	9.5
Operating expense:
Brazil	(277.1)	(198.9)	(28.2)	11.0	(833.6)	(682.2)	(18.2)	12.1
Americas	(181.2)	(182.5)	0.7	18.7	(530.1)	(538.6)	1.6	16.4
EMEA	(76.6)	(59.2)	(22.7)	(8.0)	(311.2)	(189.1)	(39.2)	(26.2)

Other and eliminations(1)	(7.9)	(1.4)	(82.3)	(79.7)	(25.3)	(5.7)	(77.5)	(73.9)
Total operating expenses.	(542.8)	(442.0)	(18.6)	9.6	(1,700.2)	(1,415.6)	(16.7)	5.1
Operating profit/(loss):
Brazil	30.7	17.6	(42.7)	(9.4)	72.9	55.6	(23.7)	7.4
Americas	24.0	18.3	(23.8)	(7.5)	47.8	48.5	1.5	19.2
EMEA	1.2	0.8	(33.3)	(25.0)	(49.2)	(2.9)	(94.1)	(92.7)

Other and eliminations(1)	(8.4)	(1.7)	(79.8)	(73.8)	8.3	(7.0)	N.M.	N.M.
Total operating profit	47.5	35.0	(26.3)	2.5	79.8	94.2	18.0	54.4
Net finance expense:
Brazil	(8.6)	(2.4)	(72.1)	(57.0)	(36.4)	(17.7)	(51.4)	(34.9)
Americas	(7.0)	(1.0)	(85.7)	(80.0)	(9.4)	(10.3)	9.6	29.8
EMEA	(3.3)	(2.8)	(15.2)	—	(10.3)	(8.9)	(13.6)	5.8

Other and eliminations(1)	(12.2)	(3.3)	(73.0)	(77.9)	(42.1)	6.2	N.M.	N.M.
Total net finance expense	(31.1)	(9.5)	(69.5)	(64.3)	(98.2)	(30.7)	(68.7)	(58.5)
Income tax benefit/(expense):
Brazil	(7.6)	(3.9)	(48.7)	(18.4)	(12.5)	(12.2)	(2.4)	37.6
Americas	(6.6)	(6.9)	4.5	24.2	(14.4)	(17.1)	18.8	36.8
EMEA	1.1	0.8	(27.3)	(18.2)	17.4	3.3	(81.0)	(76.4)

Other and eliminations(1)	4.7	1.2	(74.5)	(66.0)	11.6	6.3	(45.7)	(34.5)
Total income tax benefit/(expense)	(8.4)	(8.8)	4.8	41.7	2.1	(19.7)	N.M.	N.M.
Profit/(loss) for the period:
Brazil.	14.5	11.4	(21.4)	24.1	24.0	25.8	7.5	55.8
Americas	10.4	10.3	(1.0)	21.2	24.0	21.1	(12.1)	5.0
EMEA	(1.0)	(1.3)	30.0	60.0	(42.1)	(8.4)	(80.0)	(75.3)

Other and eliminations(1)	(15.9)	(3.7)	(76.7)	(79.2)	(22.2)	5.2	N.M.	N.M.
Profit/(loss) for the period	8.0	16.7	108.8	221.3	(16.3)	43.7	N.M.	N.M.
Other financial data:
EBITDA(2):
Brazil	45.0	29.2	(35.1)	1.8	115.0	94.1	(18.2)	14.1
Americas	34.8	27.4	(21.3)	(4.0)	80.3	78.0	(2.9)	13.9
EMEA	5.8	4.2	(27.6)	(13.8)	(33.0)	7.3	N.M.	N.M.

Other and eliminations(1)	(8.1)	(1.4)	(82.7)	(76.5)	9.1	(6.5)	(171.4)	(184.7)
Total EBITDA (unaudited)	77.5	59.4	(23.4)	6.2	171.4	172.9	0.9	30.6

Adjusted EBITDA(2):
Brazil	46.8	33.6	(28.2)	13.2	123.7	100.0	(19.2)	13.4
Americas	35.5	28.2	(20.6)	(3.1)	85.2	79.9	(6.2)	9.9
EMEA	6.5	5.3	(18.5)	(3.1)	17.4	11.7	(32.8)	(18.2)

Other and eliminations(1)	(0.6)	(1.3)	116.7	200.0	(6.5)	(5.4)	(16.9)	0.1
Total Adjusted EBITDA (unaudited)	88.2	65.8	(25.4)	4.2	219.8	186.2	(15.3)	10.0

(1)	Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.
(2)	For reconciliation with IFRS as issued by IASB, see section “Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)” as above.

N.M. means not meaningful

Three Months ended September 30, 2014 compared to Three Months ended September 30, 2015

Revenue

Revenue decreased by $113.4 million, or 19.2%, from $589.6 million for the three months ended September 30, 2014 to $476.2 million for the three months ended September 30, 2015. Excluding the impacts of foreign exchange and the sale of the operations in Czech Republic, revenue increased by 9.4% driven primarily by strong performances in Brazil and the Americas, largely offsetting a decline in EMEA. Revenue in LatAm, increased 11.7% excluding the impact of foreign exchange.

Revenue from Telefónica, excluding the impact of foreign exchange, increased by 1.2%.

Excluding the impact of foreign exchange and the sale of the operations in Czech Republic, revenue from non-Telefónica clients increased by 16.6% due to strong double-digit growth in Americas and Brazil. As of the three months ended September 30, 2015, revenue from non-Telefónica clients equaled 55.2% of total revenue, compared to 53.6% for the three months ended September 30, 2014, an increase of 1.6 percentage points. We have continued our strategy to increase our revenue diversification from Telefónica with significant clients wins in the telecommunication industry, multisector segments in Brazil, and higher volumes with current clients, primarily in the finance industry. The strong growth in the Americas was driven by Peru, Colombia, Argentina and offshore business from United States. This growth was partially offset by a decline in EMEA Multisector due to the reduction of Public Administration service.

The following chart sets forth a breakdown of revenue based on geographical region for the three months ended September 30, 2014 and September 30, 2015 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the three months ended September 30,
($ in millions, except percentage changes)	2014	(%)	2015	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	307.7	52.2	216.5	45.5	(29.6)	9.0
Americas	204.3	34.7	200.3	42.1	(2.0)	15.9
EMEA	77.7	13.2	59.8	12.6	(23.0)	(8.4)
Other and eliminations (1)	(0.1)	(0.1)	(0.4)	(0.2)	N.M.	N.M.

Total	589.6	100.0	476.2	100.0	(19.2)	9.0

(1)	Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

Brazil

Revenue in Brazil for the three months ended September 30, 2014 and September 30, 2015 was $307.7 million and $216.5 million, respectively. Revenue decreased in Brazil by $91.2 million, or 29.6%. Excluding the impact of foreign exchange, revenue increased by 9.0%. Excluding the impact of foreign exchange, revenue from Telefónica decrease 2.4%, principally due to lower volumes. Revenue from non-Telefónica clients, excluding the impact of foreign exchange, increased by 16.9%, mainly due to new clients including the CBCC business acquisition (see Note 1d in the “Interim Consolidated Financial Statements”), and the introduction of new services with existing clients in the financial services sector.

Americas

Revenue in Americas for the three months ended September 30, 2014 and September 30, 2015 was $204.3 million and $200.3 million, respectively, a decrease of $4.0 million, or 2.0%. Excluding the impact of foreign exchange, revenue increased by 15.9%. Excluding the impact of foreign exchange, revenue from Telefónica increased by 8.2%. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 23.1% due to strong growth in most markets supported by new and existing clients, particularly in Argentina, Peru, Colombia, Central America, Mexico, nearshore business volume increase in United States and new client wins.

EMEA

Revenue in EMEA for the three months ended September 30, 2014 and September 30, 2015 was $77.7 million and $59.8 million, respectively, a decrease of $17.9 million, or 23.0%. Excluding the foreign exchange impact and sale of operations in Czech Republic, revenue decreased 5.5%. Excluding the impacts of foreign exchange and the sale of operations in Czech Republic, revenue from Telefónica decreased 3.6% primarily due to a decline in Telefónica’s telecommunications business in Spain. Excluding the impact of foreign exchange and the sale of operations in Czech Republic, revenue from non-Telefónica clients decreased 8.6%. This decline was largely driven by the reduction of Public Administration services.

Other operating income

Other operating income decreased from $0.9 million for the three months ended September 30, 2014 to $0.8 million, for the period ended September 30, 2015, or by $0.1 million. Excluding the impact of foreign exchange, other operating income was unchanged.

Other Gains

In May 2014, the Master Service Agreement (“MSA”) with Telefónica, which requires the Telefónica Group companies to meet pre-agreed minimum annual revenue commitments to us through 2021, was amended to adjust such minimum revenue commitments in relation to Spain and Morocco, to reflect the expected lower level of activities in these geographies. The provisions of the MSA require Telefónica to compensate the Company in case of shortfalls in these revenue commitments. As such, Telefónica agreed to compensate the Company with a non-cash penalty fee amounting to €25.4 million (equivalent to $34.9 million for the period ended June 30, 2014). This non-cash compensation was recorded in the consolidated income statement for the period ended June 30, 2014 as other gains.

Total operating expenses

Total operating expenses decreased by $100.8 million, or 18.6%, from $542.8 million for the three months ended September 30, 2014 to $442.0 million for the three months ended September 30, 2015. Excluding the impact of foreign exchange, operating expenses increased by 9.6%. As a percentage of revenue, operating expenses represented 92.1% and 92.8% for the three months ended September 30, 2014 and 2015, respectively. The $100.8 million decrease in operating expenses resulted from the following items:

Supplies: Supplies decreased by $6.7 million, or 24.7%, from $27.1 million for the three months ended September 30, 2014 to $20.4 million for the three months ended September 30, 2015. Excluding the impact of foreign exchange, supplies expense increased by1.1%. The increase was mainly due to higher activity in Brazil and Americas. As a percentage of revenue, supplies represent 4.6% and 4.3% for the three months period ended September 30, 2014 and 2015, respectively.

Employee benefits expenses: Employee benefits expenses decreased by $64.7 million, or 16.1%, from $403.0 million for the three months ended September 30, 2014 to $338.3 million for the three months ended September 30, 2015. Excluding the impact of foreign exchange, employee benefits expenses increased by 12.4%. As a percentage of the revenue, employee benefits expenses represented 68.4% and 71.0% for the three months periods ended September 30, 2014 and 2015, respectively. This increase in the percentage over revenue is due to the volume decrease in Brazil and Spain, generation restructuring costs to adapt the labor force to the new volumes.

Depreciation and amortization: Depreciation and amortization expense decreased by $5.6 million, or 18.7%, from $30.0 million for the three months ended September 30, 2014 to $24.4 million for the three months ended September 30, 2015. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 11.7%, mainly due to the growth in capacity to deliver the new services captured, mainly in Brazil.

Changes in trade provisions: Changes in trade provisions increased by $0.5 million, from a positive figure of $0.1 million for the three months ended September 30, 2014 to a negative figure of $0.4 million for the three months ended September 30, 2015. As a percentage of revenue, no changes in trade provisions occurred representing less than 0.1% for the three months ended September 30, 2014 and 2015.

Other operating expenses: Other operating expenses decreased $24.7 million, or 29.7%, from $83.2 million for the three months ended September 30, 2014 to $58.5 million for the three months ended September 30, 2015. Excluding the impact of foreign exchange, other operating expenses decreased 3.4%, principally due a decline in non-recurring expenses and a decline in business activity in EMEA. As a percentage of revenue, other operating expenses were 14.1% and 12.3% for the three months ended September 30, 2014 and 2015, respectively.

Impairment charges: As of June 30, 2014, we performed an impairment test on the carrying amount of customer-relationship intangible assets, goodwill and property, plant and equipment, as a result of the amendment to the MSA which impacted the amount of expected revenue and also in consideration of the changes in expected revenue in certain countries. The impairment test was performed using assumptions revised in accordance with the amendments to the MSA and with updated management expectations on cash flow generation from the different countries where we operate. The result of the test performed was an impairment charge of $28.0 million of the intangible asset related to the customer relationship with Telefónica in connection with the MSA. Impairment charges of $1.1 million of goodwill in Spain and of $3.8 million of goodwill in the Czech Republic were recognized during the year ended December 31, 2014, as a result of this impairment test.

Brazil

Total operating expenses in Brazil decreased by $78.2 million, or 28.2%, from $277.1 million for the three months ended September 30, 2014 to $198.9 million for the three months ended September 30, 2015. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 11.0%. Excluding the corporate expenses, operating expenses as a percentage of revenue increased from 88.6% to 90.8%, for the three months ended September 30, 2014 and 2015, respectively, in constant currency mainly driven by costs to adapt labor force to new volume levels. Excluding the impact of this effect, operating expenses as a percentage of revenue would have increased from 88.6% to 88.7%.

Americas

Total operating expenses in the Americas increased by $1.3 million, or 0.7%, from $181.2 million for the three months ended September 30, 2014 to $182.5 million for the three months ended September 30, 2015. Excluding the impact of foreign exchange, operating expenses in the Americas increased 18.7%. Excluding the corporate expenses, operating expenses as a percentage of revenue increased from 87.7% to 89.3%, for the three months ended September 30, 2014 and 2015, respectively, in constant currency, mainly driven by unfavorable service mix.

EMEA

Total operating expenses in EMEA decreased by $17.4 million, or 22.7%, from $76.6 million for the three months ended September 30, 2014 to $59.2 million for the three months ended September 30, 2015. Operating expenses as a percentage of revenue increased from 98.6% to 99.0%. Excluding the impact of foreign exchange, operating expenses decreased 8.0%, slightly lower than revenue decrease. The decrease in operating expenses was primarily attributable to lower employee benefit expenses in line with the reduction of activity levels during 2015.

Operating profit

Operating profit decreased $12.5 million, or 26.3%, from $47.5 million for the three months ended September 30, 2014 to $35.0 million for the three months ended September 30, 2015. Excluding the impact of foreign exchange, operating profit increased $1.2 million. Operating profit margin decreased from 8.1% for the period ended September 30, 2014 to 7.3% for the period ended on September 30, 2015. The decrease is mainly due to unfavorable service mix and retroactive price increase in Argentina booked in the three months ended September 30, 2014 and costs incurred in Brazil to adapt labor force to new volume levels.

Brazil

Operating profit in Brazil decreased $13.1 million, or 42.7%, from $30.7 million for the three months ended on September 30, 2014 to $17.6 million for the three months ended September 30, 2015. Excluding the impact of foreign exchange, operating profit decreased 9.4%. Excluding the corporate expenses, operating profit margin in Brazil decreased from 11.4% for the three months ended on September 30, 2014 to 9.2% for the period ended September 30, 2015, in constant currency. The decrease in operating profit is driven by lower Telefónica volumes and costs to adapt labor force to new volume levels during the three months ended September 30, 2015. Excluding the impact of this effect during the three months ended September 30, 2015, operating profit margin decreased from 11.4% to 11.3%.

Americas

Operating profit in the Americas decreased $5.7 million, or 23.8%, from $24.0 million for the three months ended on September 30, 2014 to $18.3 million for the period ended September 30, 2015. Excluding the impact of foreign exchange, operating profit decreased 7.5%. Excluding corporate expenses, operating profit margin decreased from 12.8% for the period ended September 30, 2014 to 11.0% for the three months ended September 30, 2015, in constant currency. The decrease is mainly due to unfavorable service mix and retroactive price increase in Argentina booked in the three months ended September 30, 2014.

EMEA

Operating profit in EMEA decreased by $0.4 million, from of $1.2 million for the three months ended September 30, 2014 to a of $0.8 million for the period ended September 30, 2015. Excluding the impact of foreign exchange operating profit margin decreased from a margin of 1.5% to a margin of 1.3%. Excluding the impact of foreign exchange and corporate expenses, operating profit as a percentage of revenue for the three months ended September 30, 2014 and 2015 stabilize at a level of 1.6%.

Finance income

Finance income decreased by $3.6 million, from $8.5 million for the three months ended September 30, 2014 to $4.9 million for the three months ended September 30, 2015. Excluding the impact of foreign exchange, finance income decreased by $0.9 million during the period ended September 30, 2015.

Finance costs

Finance costs decreased by $14.5 million, or 44.8%, from $32.4 million for the three months ended September 30, 2014 to $17.9 million for the period ended September 30, 2015. Excluding the impact of foreign exchange, finance costs decreased by 23.8% during the period ended September 30, 2015. The decline in finance costs was mainly due to the overlap of the capitalization of PECs in 2014, in connection with the IPO, and the earlier payment of Brazilian Debentures.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) increased by $10.7 million, from a loss of $7.2 million for the three months ended September 30, 2014 to a gain of $3.5 million for the period ended September 30, 2015. This increase was principally due to the impact of the financial instruments designated in foreign currency in its subsidiary Atento Luxco 1 during 2014 that will not occur from 2015 due to the change in the functional currency of Atento Luxco 1.

Income tax benefit/(expense)

Income tax expense for the three months ended September 30, 2014 and September 30, 2015 was $8.4 million and $8.8 million, respectively. This increase is due to the higher profit before tax in 2015 and due to the non-deductible costs/expenses recognized mainly in Mexico.

Profit/(loss) for the period

Profit/(loss) for the three months ended September 30, 2014 and September 30, 2015 was a gain of $8.0 million and a gain of $16.7 million, respectively, as a result of the items disclosed above.

EBITDA and Adjusted EBITDA

EBITDA decreased by $18.1 million, or 23.4%, from $77.5 million for the three months ended September 30, 2014 to $59.4 million for the period ended September 30, 2015. Adjusted EBITDA decreased by $22.4 million, or 25.4% from $88.2 million for the same period ended on September 30, 2014 to $65.8 million for the period ended September 30, 2015. The difference between EBITDA and Adjusted EBITDA is due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations. See “Selected Historical Financial Information” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA increased by 6.2% and Adjusted EBITDA increased by 4.2% mainly due to revenue growth and the positive performance in Brazil.

Brazil

EBITDA in Brazil decreased by $15.8 million, or 35.1%, from $45.0 million for the three months ended September 30, 2014 to $29.2 million for the period ended September 30, 2015. Adjusted EBITDA decreased by $13.2 million, or 28.2%, from $46.8 million for the three months period ended on September 30, 2014 to $33.6 million for the period ended September 30, 2015. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased by 1.8% and 13.2%, respectively. Excluding corporate expenses, EBITDA decreased 1.3% and Adjusted EBITDA increased 9.3%, during the three months ended September 30, 2014 and 2015, respectively, in constant currency.

Americas

EBITDA in the Americas decreased by $7.4 million, or 21.3%, from $34.8 million for the three months ended September 30, 2014 to $27.4 million for the period ended September 30, 2015. Adjusted EBITDA decreased by $7.3 million, or 20.6%, from $35.5 million for the period ended on September 30, 2014 to $28.2 million for the three month period ended September 30, 2015. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA decreased during this period by 4.0% and 3.1%, respectively. Excluding corporate expenses, EBITDA and Adjusted EBITDA increased by 0.8% and 1.6%, respectively, in constant currency, due to the strong growth mainly in Peru and Argentina, and Adjusted EBITDA margin was reduced by 2.3 percentage points mainly due to unfavorable service mix and retroactive price increase in Argentina booked in the three months ended September 30, 2014.

EMEA

EBITDA in EMEA decreased by $1.6 million, from of $5.8 million for the three month period ended September 30, 2014 to $4.2 million for the period ended on September 30, 2015. Adjusted EBITDA in EMEA decreased by 18.5%, from $6.5 million for the three months ended September 30, 2014 to $5.3 million for the period ended on September 30, 2015. The Adjusted EBITDA margin grew 0.5 percentage points.

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2015

Revenue

Revenue decreased by $235.5 million, or 13.5%, from $1,743.3 million for the nine months ended September 30, 2014 to $1,507.8 million for the nine months ended September 30, 2015. Excluding the impact of foreign exchange and the sale of the operations in Czech Republic, revenue increased by 10.0% driven primarily by a strong performance in Brazil and the Americas, largely offsetting a decline in EMEA. Revenue in LatAm, increased 13.6% excluding the impact of foreign exchange.

Revenue from Telefónica, excluding the impact of foreign exchange, increased by 3.5%, driven primarily by a strong performance in the Americas, in particular, in Peru as a result of the increase in offshore business from Argentina, in Chile due to the finalization of the implementation of a new business model implemented in 2014 and new services, in addition to price adjustments in Argentina. This positive performance in the Americas largely offset a decline in EMEA caused by adverse Telefónica situation in the Spanish telecom sector.

Excluding the impact of foreign exchange and the sale of the operations in Czech Republic, revenue from non-Telefónica clients increased by 15.7% due to the strong double digit growth in all regions, except from EMEA. As of September 30, 2015, revenue from non-Telefónica clients equaled 54.8% of total revenue, an increase of 1.4 percentage points over the prior year. We have continued our strategy to increase our revenue diversification from Telefónica with significant clients wins in the telecommunication sector in Brazil and multisector segments, and higher volumes with current clients, primarily in the finance sector. The strong growth in the Americas was driven mainly by Peru, Colombia, Chile, Argentina and nearshore business volume increase in United States and new client wins. This growth partially offset by a decline in EMEA Multisector due to some Public Administration service terminations.

The following chart sets forth a breakdown of revenue based on geographical region for the nine months ended September 30, 2014 and September 30, 2015 and as a percentage of revenue and the percentage change between those periods with and net of foreign exchange effects.

	For the nine months ended September 30,
($ in millions, except percentage changes)	2014	(%)	2015	(%)	Change (%)	Change excluding FX (%)
	(unaudited)		(unaudited)
Brazil	906.2	52.0	737.6	48.9	(18.6)	11.7
Americas	576.7	33.1	585.9	38.9	1.6	16.6
EMEA	260.8	15.0	185.7	12.3	(28.8)	(13.5)
Other and eliminations (1)	(0.4)	(0.1)	(1.4)	(0.1)	N.M.	N.M.

Total	1,743.3	100.0	1,507.8	100.0	(13.5)	9.5

(1)	Included revenue and expenses at the holding-company level (such as corporate expenses and acquisition related expenses), as applicable, as well as consolidation adjustments.

Brazil

Revenue in Brazil for the nine months ended September 30, 2014 and September 30, 2015 was $906.2 million and $737.6 million, respectively. Revenue decreased in Brazil by $168.6 million, or 18.6%. Excluding the impact of foreign-exchange, revenue increased by 11.7%. Excluding the impact of foreign exchange, revenue from Telefónica increased 2.3%, principally due to the introduction of new services in Brazil. Revenue from non-Telefónica clients, excluding the impact of foreign exchange, increased by 18.5%, mainly due to volume growth and the introduction of new services with existing clients, mainly in the financial sector, in addition to significant clients wins in the telecom sector where we now provide services to all major operators.

Americas

Revenue in the Americas for the nine months ended September 30, 2014 and September 30, 2015 was $576.7 million and $585.9 million, respectively, an increase of $9.2 million, or 1.6%. Excluding the impact of foreign exchange, revenue increased by 16.6%. Excluding the impact of foreign exchange, revenue from Telefónica increased by 14.8%, due to strong performances across the region aided by price adjustments in Argentina, the implementation of new business model in Chile with Telefónica, and in Peru due to the increase in offshore business from Argentina and new services. Excluding the impact of foreign exchange, revenue from non-Telefónica clients increased by 18.2%, due to strong growth in most markets supported by new and existing clients, particularly in Argentina, Peru, Colombia, Central America and nearshore business volume increase in the United States.

EMEA

Revenue in EMEA for the nine months ended September 30, 2014 and September 30, 2015 was $260.8 million and $185.7 million, respectively, a decrease of $75.1 million, or 28.8%. Excluding the impact of foreign exchange and sale of operations in Czech Republic, revenue decreased 10.8%. Excluding the impact of foreign exchange, revenue from Telefónica decreased by 12.9% primarily due to a decline in Telefónica’s telecommunications business in Spain. Excluding the impact of foreign exchange and the sale of operations in Czech Republic, revenue from non-Telefónica clients decreased 7.1%. This decline was largely driven by the termination of some Public Administration services.

Other operating income

Other operating income increased from $1.8 million for the nine months ended September 30, 2014 to $2.0 million for the nine months ended September 30, 2015, or by $0.2 million. Excluding the impact of foreign exchange, other operating income increased by 33.3% principally due to subsidies received in Spain for hiring disabled employees.

Other gains

In May 2014, the Master Service Agreement (“MSA”) with Telefónica, which requires the Telefónica Group to meet pre-agreed minimum annual revenue commitments to us through 2021, was amended to adjust minimum revenue commitments in relation to Spain and Morocco, to reflect the expected lower level of activities in these countries. The provisions of the MSA require Telefónica to compensate us in case of shortfalls in these revenue commitments. Based on the above, Telefónica agreed to compensate us with a penalty fee amounting to €25.4 million (equivalent to $34.5 million at September 30, 2014).

Total operating expenses

Total operating expenses decreased by $284.6 million, or 16.7%, from $1,700.2 million for the nine months ended September 30, 2014 to $1,415.6 million for the nine months ended September 30, 2015. Excluding the impact of foreign exchange, operating expenses increased by 5.1%. As a percentage of revenue, operating expenses constituted 97.5% and 93.9% for the nine months ended September 30, 2014 and 2015, respectively. This decreased was principally due to the impairment charges recognized, a decrease in employee benefit expenses due to restructuring costs and other operating expenses incurred as a result of the IPO process. Adjusting for these items, operating expenses as a percentage of revenues would have constituted 94.8% and 93.0% of revenue for the nine months ended September 30, 2014 and 2015 respectively.

The $284.6 million decrease in operating expenses during the nine months ended September 30, 2015 resulted from the following components:

Supplies: Supplies decreased by $19.4 million, or 24.5%, from $79.2 million for the nine months ended September 30, 2014 to $59.8 million for the nine months ended September 30, 2015. Excluding the impact of foreign exchange, supplies expense decreased by 3.2%. The decrease was principally caused by the lower activity in the EMEA region and efficiencies generated in Americas. As a percentage of revenue, supplies constituted 4.5% and 4.0% for the nine months ended September 30, 2014 and 2015, respectively.

Employee benefit expenses: Employee benefit expenses decreased by $153.0 million, or 12.3%, from $1,246.4 million for the nine months ended September 30, 2014 to $1,093.4 million for the nine months ended September 30, 2015. Excluding the impact of foreign exchange, employee benefits expenses increased by 10.4%. This increase was principally due to growth in business activity. As a percentage of our revenue, employee benefits expenses constituted 71.5% and 72.5% for the nine months ended September 30, 2014 and 2015, respectively. This slight increase in the percentage over revenue is due to the ramp up of the new wins, in addition to wage inflation not yet fully translated to price, mainly in Brazil and Americas, offset by the efficiencies generated.

Depreciation and amortization: Depreciation and amortization expense decreased by $12.8 million, or 14.0%, from $91.6 million for the nine months ended September 30, 2014 to $78.8 million for the nine months ended September 30, 2015. Excluding the impact of foreign exchange, depreciation and amortization expense increased by 9.8%, principally due to the growth in capacity to deliver the new services captured, mainly in Brazil.

Changes in trade provisions: Changes in trade provisions totaled a negative figure of $0.9 million for the nine months ended September 30, 2015, increased of $0.7 million over the nine months ended September 30, 2014. This increase was principally due to the collection, of some receivables that had previously been impaired. As a percentage of revenue, changes in trade provisions constituted less than 0.0% and 0.1% for the nine months ended September 30, 2014 and 2015.

Other operating expenses: Other operating expenses decreased by $67.6 million, or 27.0%, from $250.3 million for the nine months ended September 30, 2014 to $182.7 million for the nine months ended September 30, 2015. Excluding the impact of foreign exchange, other operating expenses decreased by 6.8%, principally due to financing and IPO fees incurred during the IPO process, in addition to the lower activity in EMEA. As a percentage of revenue, other operating expenses constituted 14.4% and 12.1% for the nine months ended September 30, 2014 and 2015, respectively.

Impairment charges: Asset impairment for the nine months ended September 30, 2014 relates to charges associated to projects for inventory control in Brazil which are not related to our core results of operations.

As of June 30, 2014, we performed an impairment test on the carrying amount of customer-relationship intangible assets, goodwill and property, plant and equipment, as a result of the amendment to the MSA which impacted the amount of expected revenue and also in consideration of the changes in expected revenue in certain countries. The impairment test was performed using assumptions revised in accordance with the amendments to the MSA and with updated management expectations on cash flow generation from the different countries where we operate. The result of the test performed was an impairment charge of $27.7 million of the intangible asset related to the customer relationship with Telefónica in connection with the MSA.

Brazil

Total operating expenses in Brazil decreased by $151.4 million, or 18.2%, from $833.6 million for the nine months ended September 30, 2014 to $682.2 million for the nine months ended September 30, 2015. Excluding the impact of foreign exchange, operating expenses in Brazil increased by 12.1%. Excluding the corporate expenses, operating expenses as a percentage of revenue slightly increased from 91.2% to 91.5%. Cost efficiencies achieved from our margin transformation programs result impacted by country inflationary pressure and the increase in costs to adapt labor force to new volume levels.

Americas

Total operating expenses in the Americas increased by $8.5 million, or 1.6%, from $530.1 million for the nine months ended September 30, 2014 to $538.6 million for the nine months ended September 30, 2015. Excluding the impact of foreign exchange, operating expenses in the Americas increased by 16.4%, below the increase in revenues. Excluding the corporate expenses, operating expenses as a percentage of revenue decreased from 91.4% to 90.4% in the nine months ended September 30, 2015, mainly explained by efficiency gains in Argentina, Peru and Chile.

EMEA

Total operating expenses in EMEA decreased by $122.1 million, or 39.2%, from $311.2 million for the nine months ended September 30, 2014 to $189.1 million for the nine months ended September 30, 2015. Excluding the impact of foreign exchange, operating expenses in EMEA decreased by 26.2%. Excluding the corporate expenses, operating expenses as a percentage of revenue decreased from 119.3% to 101.8%. The decrease in operating expenses in the nine months ended September 30, 2015 was primarily attributable to impairment charges and restructuring costs booked in 2014. Excluding the impact of these two effects amounting to 50.4 million, operating expenses as a percentage of revenue would have reached 100.0% in the nine months ended September 30, 2014 compared to 99.5% in the nine months ended September 30, 2015, excluding as well the non-recurring expenses booked in this period.

Operating profit

Operating profit increased by $14.4 million, or 18.0%, from $79.8 million for the nine months ended September 30, 2014 to $94.2 million for the nine months ended September 30, 2015. Excluding the impact of foreign exchange, operating profit increased by 54.4%. Operating profit margin increased from 4.6% for the nine months ended September 30, 2014 to 6.2% for the nine months ended September 30, 2015. This increase was driven by a broad based improvement in efficiencies as well as lower non-recurring expenses.

Brazil

Operating profit in Brazil decreased by $17.3 million, or 23.7%, from $72.9 million for the nine months ended September 30, 2014 to $55.6 million for the nine months ended September 30, 2015. Excluding the impact of foreign exchange, operating profit increased by 7.4% in 2015. Excluding the corporate expenses, operating profit increased by 9.1% for the nine months ended September 30, 2015, in constant currency. The increase in operating profit is due to strong growth in revenue with existing clients and new clients, in addition to improved operational efficiencies.

Americas

Operating profit in the Americas increased by $0.7 million, or 1.5%, from $47.8 million for the nine months ended September 30, 2014 to $48.5 million for the nine months ended September 30, 2015. Excluding the impact of foreign exchange, operating profit increased by 19.2%. Excluding corporate expenses, operating profit margin increased from 8.8% for the nine months ended September 30, 2014 to 9.8% for the nine months ended September 30, 2015, in constant currency. The increase in operating profit was mainly attributed to the strong performance in Peru, Chile and Argentina.

EMEA

Operating profit in EMEA improved by $46.3 million, from a loss of $49.2 million for the nine months ended September 30, 2014 to a loss of $2.9 million for the nine months ended September 30, 2015. Excluding the impact of foreign exchange, operating profit increased by $45.6 million in 2015. Excluding corporate expenses, operating profit margin decreased from a loss of 18.9% for the nine months ended September 30, 2014 to a loss of 1.5% for the nine months ended September 30, 2015, principally due to the non-recurring expenses booked in the nine months ended September 30, 2014. Excluding non-recurring impacts operating profit margin would have increased from a gain of 0.5% to a gain of 0.9%.

Finance income

Finance income decreased by $0.7 million, from $13.4 million for the nine months ended September 30, 2014 to $12.7 million for the nine months ended September 30, 2015. Excluding the impact of foreign exchange, finance income increased by $4.0 million during the nine months ended September 30, 2015.

Finance costs

Finance costs decreased by $42.5 million, or 42.3%, from $100.5 million for the nine months ended September 30, 2014 to $58.0 million for the nine months ended September 30, 2015. Excluding the impact of foreign exchange, finance costs decreased by 26.2% during the nine months ended September 30, 2015. This decrease in finance costs was mainly due to the overlap of the capitalization of PECs in 2014, in connection with the IPO, and the earlier payment of Brazilian Debentures.

Net foreign exchange gain/(loss)

Net foreign exchange gain/(loss) increased by $25.7 million, from a loss of $11.1 million for the nine months ended September 30, 2014 to a gain of $14.6 million for the nine months ended September 30, 2015. This increase was principally due to net foreign exchange loss resulting from liabilities denominated in foreign currencies which depreciated against the U.S. dollar during the 2014 period and the functional currency change in Atento Luxco1.

Income tax benefit/(expense)

Income tax benefit/(expense) for the nine months ended September 30, 2014 and September 30, 2015 was a benefit of $2.1 million and an expense of $19.7 million. This variation is due to the higher profit before tax in 2015 and due to the non-deductible costs/expenses recognized mainly in Mexico.

Profit/(loss) for the period

Profit/(loss) for the nine months ended September 30, 2014 and September 30, 2015 was a loss of $16.3 million and a gain of $43.7 million, respectively, as a result of the factors discussed above.

EBITDA and Adjusted EBITDA

EBITDA increased by $1.5 million, or 0.9%, from $171.4 million for the nine months ended September 30, 2014 to $172.9 million for the nine months ended September 30, 2015. Adjusted EBITDA decreased by $33.6 million, or 15.3%, from $219.8 million for the nine months ended September 30, 2014 to $186.2 million for the nine months ended September 30, 2015. The difference between EBITDA and Adjusted EBITDA was due to the exclusion of items that were not related to our core results of operations. Our Adjusted EBITDA is defined as EBITDA adjusted to exclude the acquisition and integration related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations. See “Selected Historical Financial Information” for a reconciliation of EBITDA and Adjusted EBITDA to profit/(loss).

Excluding the impact of foreign exchange, EBITDA increased by 30.6% and Adjusted EBITDA increased by 10.0% mainly due to revenue growth and solid performance in Brazil and Americas, more than offsetting reduced activity in EMEA.

Brazil

EBITDA in Brazil decreased by $20.9 million, or 18.2%, from $115.0 million for the nine months ended September 30, 2014 to $94.1 million for the nine months ended September 30, 2015. Adjusted EBITDA decreased by $23.7 million, or 19.2%, from $123.7 million for the nine months ended September 30, 2014 to $100.0 million for the nine months ended September 30, 2015. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased by 14.1% and 13.4%, respectively. Excluding corporate expenses, EBITDA and Adjusted EBITDA increased by 14.8% and 14.1% respectively. This solid performance at EBITDA and Adjusted EBITDA level during the nine months ended September 30, 2015, in constant currency, is mainly due to strong growth in revenue with existing clients and new clients, including CBCC acquisition, as well as operating efficiencies achieved from our margin transformational programs.

Americas

EBITDA in the Americas decreased by $2.3 million, or 2.9%, from $80.3 million for the nine months ended September 30, 2014 to $78.0 million for the nine months ended September 30, 2015. Adjusted EBITDA decreased by $ 5.3 million, or 6.2%, from $ 85.2 million for the nine months ended September 30, 2014 to $ 79.9 million for the nine months ended September 30, 2015. Excluding the impact of foreign exchange, EBITDA and Adjusted EBITDA increased during the nine months ended September 30, 2015 by 13.9% and 9.9%, respectively. Excluding corporate expenses, EBITDA and Adjusted EBITDA increased by 20.5% and 16.3%, respectively, in constant currency, due to the strong growth mainly in Chile, Peru and Argentina.

EMEA

EBITDA in EMEA improved by $40.3 million, from a loss of $33.0 million for the nine months ended September 30, 2014 to a gain of $7.3 million for the nine months ended September 30, 2015. Adjusted EBITDA decreased by $5.7 million, from $17.4 million for the nine months ended September 30, 2014 to $11.7 million for the nine months ended September 30, 2015. Excluding the impact of foreign exchange, EBITDA increased $ 41.8 million and Adjusted EBITDA decreased $ 3.2 million during the nine months ended September 30, 2015. The decrease in Adjusted EBITDA, was mainly due to the revenue reduction. Excluding the corporate expenses, the Adjusted EBITDA margin was reduced from 6.7% to 6.4%.

Liquidity and Capital Resources

As of September 30, 2015, our outstanding debt amounted to $572.7 million, which includes $295.9 million of our 7.375% Senior Secured Notes due 2020, $172.4 million equivalent amount of Brazilian Debentures, $64.0 million of financing provided by BNDES, $35.5 million of CVIs, $4.7 million of finance lease payables and $0.2 million of other bank borrowings.

During the nine months ended September 30,2015, BNDES disbursed BRL 90.0 million (equivalent to $22.7 million of U.S. dollars as of September 30, 2015) of the facility.

During the three months ended September 30, 2015, our cash flow provided by operating activities totaled $38.7 million, which includes interest paid of $14.7 million. As such, our cash flow from operating activities, before giving effect to the payment of interests, amounted to $53.4 million.

During the nine months ended September 30, 2015, our cash flow used in operating activities totaled $3.3 million, which includes interest paid of $48.0 million. As such, our cash flow from operating activities, before giving effect to the payment of interest, amounted to $44.8 million.

Cash Flow

As of September 30, 2015, we had cash and cash equivalents (net of any outstanding bank overdrafts) of approximately $174.7 million. We believe that our current cash flow used in operating activities and financing arrangements will provide us with sufficient liquidity to meet our working capital needs.

	For the three months ended September 30,		For the nine months ended September 30,
($ in millions)	2014	2015	2014	2015
	(unaudited)
Cash from/(used in) operating activities	43.5	38.7	109.4	(3.3)
Cash provided by/(used in) investment activities	(30.7)	(22.0)	(132.8)	(31.5)
Cash provided by/(used in) financing activities	(0.9)	(1.7)	0.2	27.5
Effect of changes in exchanges rates	0.6	(13.4)	0.3	(29.6)
Net increase/(decrease) in cash and cash equivalents	12.4	1.6	(22.8)	(36.8)

Cash From/(used in) Operating Activities

Three and Nine Months Ended September 30, 2014 Compared to Three and Nine Months Ended September 30, 2015

Cash provided by operating activities was $38.7 million for the three months ended September 30, 2015 compared to the cash provided by operating activities of $43.5 million for the three months ended September 30, 2014. For the nine months ended September 30, 2015 cash used in operating activities was $3.3 million compared to cash provided by operating activities of $109.4 million for the same period in the prior year. The decrease from cash used in operating activities resulted from unfavorable changes in working capital as a result of higher DSO (Days Sales Outstanding).

Cash (used in) Investment Activities

Three Months Ended September 30, 2014 Compared to Three Months Ended September 30, 2015

Cash used in investment activities was $22.0 million for the three months ended September 30, 2015 compared to cash used in investment activities of $30.7 million for the three months ended September 30, 2014. Cash used in investment activities for the three months ended September 30, 2015 mainly include payments for capital expenditure of $23.4 million, compared to payments for capital expenditures of $36.0 million and payment for financial instruments of $6.4 million in the three months ended September 30, 2014.

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2015

Cash used in investment activities was $31.5 million for the nine months ended September 30, 2015 compared to cash used in investment activities of $132.8 million for the nine months ended September 30, 2014. Cash used in investment activities for the nine months ended September 30, 2015 mainly include payments for capital expenditure of $60.7 million, and redemption of $26.9 million from financial instruments (short term investment), compared to payments for capital expenditures of $81.2 million and USD denominated short-term investment (Export Notes) of $66.6 million in the nine months ended September 30, 2014.

Cash Provided by/(used in) Financing Activities

Three and Nine Months Ended September 30, 2014 Compared to Three and Nine Months Ended September 30, 2015

Cash used in financing activities was $1.7 million for the three months ended September 30, 2015 compared to the cash used in financing activities of $0.9 million for the three months ended September 30, 2014. For the nine months cash provided by financing activities was $27.5 million compared to cash provided by financing activities of $0.2 million for the same period in the prior year.

Free Cash Flow

Our Management uses free cash flow to assess our liquidity and the cash flow generation of our operating subsidiaries. We define free cash flow as net cash flows from operating activities less cash payments for acquisition of property, plant, equipment and intangible assets for the period. We believe that free cash flow is useful to investors because it adjusts our operating cash flow by the capital that is invested to continue and improve business operations.

Free cash flow has limitations as an analytical tool. Free cash flow is not a measure defined by IFRS and should not be considered in isolation from, or as an alternative to, cash flow from operating activities or other measures as determined in accordance with IFRS. Additionally, free cash flow does not represent the residual cash flow available for discretionary expenditures as it does not incorporate certain cash payments, including payments made on finance lease obligations or cash payments for business acquisitions. Free cash flow is not necessarily comparable to similarly titled measures used by other companies.

($ in millions)	For the three months ended September 30,		For the nine months ended September 30,
	2014	2015	2014	2015
	(unaudited)
Net cash flow from/(used in) operating activities	43.5	38.7	109.4	(3.3)
Cash payments for acquisition of property plant, and equipment and intangible assets	(36.0)	(23.4)	(81.2)	(60.7)

Free cash flow (non-GAAP) (unaudited)	7.5	15.3	28.2	(64.0)

Three and Nine Months Ended September 30, 2014 Compared to Three and Nine Months Ended September 30, 2015

Free cash flow for the three months ended September 30, 2015 was a positive of $15.3 million compared to a positive of $7.5 million for the same period in the prior year. For the nine months free cash flow was a deficit of $64.0 million compared to positive $28.2 million for the same period in the prior year. The decrease in free cash flow was driven by higher working capital mainly due to strong revenue growth and higher DSO (Days Sales Outstanding).

Finance Leases

The Company holds the following assets under finance leases:

	As of December 31, 2014	As of September 30, 2015
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
	(audited)	(unaudited)
Finance leases
Plant and machinery	—	1.8
Furniture, tools and other tangible assets	7.7	6.0

Total	7.7	7.8

The present value of future finance lease payments is as follow:

	As of December 31, 2014	As of September 30, 2015
($ in millions)	Net carrying amount of asset	Net carrying amount of asset
	(unaudited)
Up to 1 year	4.7	2.2
Between 1 and 5 years	4.3	2.5

Total	9.0	4.7

Capital Expenditures

Our business has significant capital expenditure requirements, including for the construction and initial fit-out of our service delivery centers; improvements and refurbishment of leased facilities for our service delivery centers; acquisition of various items of property, plant and equipment, mainly comprised of furniture, computer equipment and technology equipment; and acquisition and upgrades of our software or specific customer’s software.

The funding of the majority of our capital expenditures is covered by existing cash and EBITDA generation. The table below sets forth our historic capital expenditures by segment for the three and nine months ended September 30, 2014 and 2015.

	For the three months ended September 30,		For the nine months ended September 30,
	2014	2015	2014	2015
($ in millions)	(unaudited)		(unaudited)
Brazil	18.4	10.0	46.6	52.5
Americas	6.0	5.9	15.7	25.1
EMEA	0.2	0.4	2.7	5.2
Other and eliminations	0.2	(0.1)	0.4	0.3

Total capital expenditures	24.8	16.2	65.4	83.1

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Brazilian Congress approved the Bill 4330/04 on April 22, 2015 that intends to regulate outsourcing in Brazil and focuses on the technical specialization of hired companies. The bill provides protection to our business sector overall, but there are clauses that are cause for concern and which we will continue to monitor with respect to how we interact with our unions. In particular, if enacted, the bill could require that we be subject to the same rules and regulations as our unions, including salary and other benefits, which could be costly for us to comply with. The bill is currently in the Senate with the number 30/15, for analysis by its committees and approval. Due to the controversial nature of the bill, it is unclear how long it will take for the Senate to complete its analysis and schedule the vote.

Law No. 12,546/2011 provided that companies providing certain services or in certain industrial sectors contribute to the social security regime based on gross revenue, as opposed to payroll. In 2015, the government launched Provisional Measure 669 to increase the contribution rate to 4.5%, however this measure did not receive final approval. A new initiative, Bill 863/2015, would increase the rate to 3% of gross revenue for call center companies; the bill was approved by the Chamber of Deputies and is now awaiting Senate approval, which is believed to occur later this year.

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2014 and September 30, 2015

(In thousands of U.S. dollars, unless otherwise indicated)

ASSETS	Notes	December 31, 2014	September 30, 2015
		(audited)	(unaudited)

NON-CURRENT ASSETS		942,140	765,324

Intangible assets	7	293,078	234,897
Goodwill	7	169,471	135,272
Property, plant and equipment	7	237,196	173,642
Non-current financial assets		92,258	113,367
Trade and other receivables	9	10,503	5,837
Other receivables from public administrations		4,851	4,375
Other non-current financial assets	9	44,639	38,756
Derivative financial instruments	5.2 and 9	32,265	64,399
Deferred tax assets		150,137	108,146

CURRENT ASSETS		715,761	642,034

Trade and other receivables		475,759	465,966
Trade and other receivables	9	451,394	442,067
Current income tax receivables		13,603	13,393
Other receivables from public administrations		10,762	10,506
Other current financial assets		28,562	1,412
Other financial assets	9	28,562	1,412
Cash and cash equivalents	9	211,440	174,656

TOTAL ASSETS		1,657,901	1,407,358

The accompanying Notes 1 to 18 are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31, 2014 and September 30, 2015

(In thousands of U.S. dollars, unless otherwise indicated)

EQUITY AND LIABILITIES	Notes	December 31, 2014	September 30, 2015
		(audited)	(unaudited)

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		464,866	415,675

Share capital	8	48	48
Net investment/Share premium	8	639,435	639,435
Retained earnings	8	(102,811)	(59,067)
Translation differences		(71,750)	(183,992)
Cash flow hedge	8	(640)	16,346
Stock-based compensation	8	584	2,905

NON-CURRENT LIABILITIES		818,205	682,091

Deferred tax liabilities		83,132	58,445
Interest-bearing debt	10	636,549	547,836
Derivative financial instruments	10	1,193	300
Non-current provisions	11	94,774	58,557
Non-current non trade payables	10	961	15,948
Other non-current payables to public administrations		1,596	1,005

CURRENT LIABILITIES		374,830	309,592

Interest bearing-debt	10	16,761	24,730
Trade and other payables		339,560	272,423
Trade payables	10	105,766	81,724
Current income tax payable		7,351	7,493
Other current payables to public administrations		74,516	65,117
Other non-trade payables	10	151,927	118,089
Current provisions	11	18,509	12,439

TOTAL EQUITY AND LIABILITIES		1,657,901	1,407,358

The accompanying Notes 1 to 18 are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

INTERIM CONSOLIDATED INCOME STATEMENTS

For the nine months ended September 30, 2014 and 2015

(In thousands of U.S. dollars, unless otherwise indicated)

		Nine months ended September 30,
	Notes	2014	2015
		(Unaudited)

Revenue	6	1,743,264	1,507,844
Other operating income		1,760	2,015
Own work capitalized		413	(15)
Other gains		34,478	—
Supplies		(79,240)	(59,819)
Employee benefit expense		(1,246,353)	(1,093,393)
Depreciation and amortization		(91,640)	(78,838)
Changes in trade provisions		(199)	(925)
Other operating expenses		(250,227)	(182,714)
Impairment charges		(32,479)	—

OPERATING PROFIT		79,777	94,155

Finance income		13,346	12,677
Finance costs		(100,437)	(58,019)
Net foreign exchange gain/(loss)		(11,107)	14,616

NET FINANCE EXPENSE		(98,198)	(30,726)

PROFIT/(LOSS) BEFORE TAX		(18,421)	63,429

Income tax benefit/(expense)	13	2,120	(19,685)

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		(16,301)	43,744

Basic result per share (per U.S. dollars)	14	(0.22)	0.59

Diluted result per share (per U.S. dollars)	14	(0.22)	0.59

The accompanying Notes 1 to 18 are an integral part of the interim consolidated financial statements.

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

INTERIM CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the nine months ended September 30, 2014 and 2015

(In thousands of U.S. dollars, unless otherwise indicated)

	Nine months ended September 30,
	2014	2015
	(unaudited)
Profit/(loss) for the period	(16,301)	43,744

Other comprehensive income/(loss)
Items that may subsequently be reclassified to profit and loss
Cash flow hedge	(5,582)	18,273
Tax effect	1,332	(1,287)
Translation differences	17,325	(112,242)

Other comprehensive (loss), net of taxes	13,075	(95,256)

Total comprehensive (loss)	(3,226)	(51,512)

The accompanying Notes 1 to 18 are an integral part of the interim financial statements.

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine months ended September 30, 2014 and 2015

(In thousands of U.S. dollars, unless otherwise indicated)

	Share capital	Net Investment/ Share Premium	Retained earnings	Translation differences	Cash flow hedge	Stock-based compensation	Total equity
Balance at January 1, 2014	—	2,579	(60,659)	(77,513)	1,627	—	(133,966)

Comprehensive loss for the period	—	—	(16,301)	17,325	(4,250)	—	(3,226)
Loss for the period	—	—	(16,301)	—	—	—	(16,301)
Other comprehensive income/(loss)	—	—	—	17,325	(4,250)	—	13,075

Balance at September 30, 2014 (*)	—	2,579	(76,960)	(60,188)	(2,623)	—	(137,192)

	Share capital	Net Investment/ Share Premium	Retained earnings	Translation differences	Cash flow hedge	Stock-based compensation	Total equity
Balance at January 1, 2015	48	639,435	(102,811)	(71,750)	(640)	584	464,866

Comprehensive income/loss for the period	—	—	43,744	(112,242)	16,986	—	(51,512)
Loss for the period	—	—	43,744	—	—	—	43,744
Other comprehensive income/(loss)	—	—	—	(112,242)	16,986	—	(95,256)
Stock-based compensation (Note 8)	—	—	—	—	—	2,321	2,321

Balance at September 30, 2015 (*)	48	639,435	(59,067)	(183,992)	16,346	2,905	415,675

The accompanying Notes 1 to 18 are an integral part of the interim financial statements.

(*)	unaudited

ATENTO S.A. AND SUBSIDIARIES

(FORMERLY ATENTO FLOATCO S.A., AND SUBSIDIARIES)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

For the nine months ended September 30, 2014 and 2015

(In thousands of U.S. dollars, unless otherwise indicated)

	Nine months ended September 30,
	2014	2015
	(unaudited)
Operating activities
Profit/(loss) before tax	(18,421)	63,429
Adjustments to profit/(loss):
Amortization and depreciation	91,640	78,838
Impairment allowances	32,678	925
Change in provisions	33,969	1,463
Grants released to income	—	(365)
Gains/(losses) on disposal of fixed assets	139	506
Finance income	(13,346)	(12,677)
Finance expense	100,437	58,019
Net exchange differences	11,107	(573)
Change in fair value of financial instruments	—	(14,043)
Own work capitalized	(413)	15
Other gains	(34,478)	1,033

	221,733	113,141
Changes in working capital:
Changes in trade and other receivables	34,832	(98,188)
Changes in trade and other payables	(13,586)	(65)
Other assets/(payables)	(11,252)	(23,528)

	9,994	(121,781)
Other cash flow from operating activities
Interest paid	(68,396)	(48,032)
Interest received	13,346	15,242
Income tax paid	(15,998)	(12,972)
Other payments	(32,859)	(12,300)

	(103,907)	(58,062)

Net cash flow from/(used in) operating activities	109,399	(3,273)

Investment activities
Payments for acquisition of intangible assets	(13,412)	(15,137)
Payments for acquisition of property, plant and equipment	(67,765)	(45,556)
Payments for financial instruments	(66,562)	—
Disposals of intangible assets	99	732
Disposals of property, plant and equipment	886	1,631
Disposals of financial instruments	14,000	26,866

Net cash flow from/(used in) investment activities	(132,754)	(31,464)

Financing activities
Proceeds from borrowing from third parties	70,912	29,239
Proceeds from borrowing from group companies	88,319	—
Repayment of borrowing from third parties	(158,992)	(1,723)

Net cash flow from/(used in) financing activities	239	27,516

Exchange differences	321	(29,563)

Net increase/(decrease) in cash and cash equivalents	(22,795)	(36,784)

Cash and cash equivalents at beginning of period	213,491	211,440

Cash and cash equivalents at end of period	190,696	174,656

The accompanying Notes 1 to 18 are an integral part of the interim consolidated financial statements.

SELECTED EXPLANATORY NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

1. COMPANY ACTIVITY AND CORPORATE INFORMATION

(a) Description of business

Atento S.A., formerly Atento Floatco S.A. (hereinafter the “Company”), and its subsidiaries (hereinafter “Atento Group”) are a group of companies that offer contact management services to their clients throughout the entire contract life cycle, through contact centers or multichannel platforms.

The Company was incorporated on March 5, 2014 under the laws of the Grand-Duchy of Luxembourg, with its registered office in Luxembourg at 4, Rue Lou Hemmer.

The Atento Group was acquired in 2012 by Bain Capital Partners, LLC (hereinafter “Bain Capital”). Bain Capital is a private investment fund that invests in companies with a high growth potential. Notable among its investments in the Customer Relationship Management (hereinafter “CRM”) sector is its holding in Bellsystem 24, a leader in customer service in Japan, and Genpact, the largest business management services company in the world.

In December 2012, Bain Capital reached a definitive agreement with Telefónica, S.A. for the transfer of nearly 100% of the CRM business carried out by Atento Group companies (hereinafter the “Acquisition”), the parent company of which was Atento Inversiones y Teleservicios, S.A. (hereinafter “AIT”). The Venezuela based subsidiaries of the group headed by AIT, and AIT, except for some specific assets and liabilities, were not included in the Acquisition. Control was transferred for the purposes of creating the consolidated Atento Group on December 1, 2012. Until that time, the Company had been idle and the consolidated Atento Group did not exist. For this reason, these consolidated financial statements are presented since December 1, 2012, date the Atento Group was incorporated.

Note 3t of the annual financial statements contains a list of the companies which make up the Atento Group, as well as pertinent information thereon.

The majority direct shareholder of the Company is a company incorporated under the laws of the Grand-Duchy of Luxembourg, ATALAYA Luxco PIKCo, S.C.A. (Luxembourg).

The Company’s corporate purpose is to hold business stakes of any kind in companies in Luxembourg and abroad, purchase and sell, subscribe or any other format, and transfer through sale, swap or otherwise of securities of any kind, and administration, management, control and development of the investment portfolio.

The Company may also act as the guarantor of loans and securities, as well as assisting companies in which it holds direct or indirect interests or that form part of its group. The Company may secure funds, with the exception of public offerings, through any kind of lending, or through the issuance of bonds, securities or debt instruments in general.

The Company may also carry on any commercial, industrial, financial, real estate business or intellectual property related activity that it deems necessary to meet the aforementioned corporate purposes.

The corporate purpose of its subsidiaries, with the exception of the intermediate holding companies, is to establish, manage and operate Customer Relationship Management (“CRM”) centers through multichannel platforms; provide telemarketing, marketing and “call center” services through service agencies or in any other format currently existing or which may be developed in the future by the Atento Group; provide telecommunications, logistics, telecommunications system management, data transmission, processing and internet services and to promote new technologies in these areas; offer consultancy and advisory services to clients in all areas in connection with telecommunications, processing, integration systems and new technologies, and other services related to the above. Atento S.A. trades (under “ATTO”) on NYSE since October 3, 2014.

(b) Atento S.A. reorganization transaction

Atento S.A. was formed as a direct subsidiary of Atalaya Luxco Topco S.C.A. (“Topco”). In April 2014, Topco also incorporated Atalaya Luxco PIKCo S.C.A. (“PikCo”) and on May 15, 2014 Topco contributed to PikCo: (i) all of its equity interests in its then direct subsidiary, Atalaya Luxco Midco S.à.r.l. (“Midco”), the consideration for which was an allocation to PikCo’s account “capital contributions not remunerated by shares” (the “Reserve Account”) equal to €2 million, resulting in Midco becoming a direct subsidiary of PikCo; and (ii) all of its debt interests in Midco (comprising three series of Preferred Equity Certificates (the “Original Luxco PECs”)), the consideration for which was the issuance by PikCo to Topco of Preferred Equity Certificates having an equivalent value. On May 30, 2014, Midco authorized the issuance of, and PikCo subscribed for, a fourth series of Preferred Equity Certificates (referred to, together with the Original Luxco PECs, as the “Luxco PECs”.

In October 2014, in connection with the completion of Atento S.A.’s initial public offering (the “IPO”) in October 2014, Topco transferred its entire interest in Midco (€31,000 of share capital) to PikCo, the consideration for which was an allocation of €31,000 to PikCo’s Reserve Account. PikCo then contributed all of the Luxco PECs to Midco (the “Contribution”), the consideration for which was an allocation to Midco’s Reserve Account equal to the value of the Luxco PECs immediately prior to the Contribution. The Luxco PECs amounted to €460.0 million (approx. 576.2 million of U.S. dollars as at the capitalization date on October 3). Upon completion of the Contribution, the Luxco PECs were capitalized by Midco. PikCo then transferred the remainder of its interest in Midco (€12,500 of share capital) to Atento S.A., in consideration for which Atento S.A. issued two new shares of its capital stock to PikCo. The difference between the nominal value of these shares and the value of Midco’s net equity was allocated to Atento S.A.’s share premium account. As a result of this transfer, Midco became a direct subsidiary of the Company. The Company completed a share split (the “Share Split”) whereby it issued 2,219.212 ordinary shares for each ordinary share outstanding. This entire process is collectively referred to as the “Reorganization Transaction”.

On October 7, 2014, we closed our IPO and issued 4,819,511 ordinary shares without nominal value at a price to the public of $15.00 per share, representing proceeds of 72,293 thousand U.S. dollars. Giving effect to the completion of the IPO, Atento S.A. has 73,619,511 ordinary shares outstanding and owns 100% of the issued and outstanding share capital of Midco, as of November 9, 2015.

Pursuant to the Reorganization Transaction, Midco became a wholly-owned subsidiary of Atento S.A., a newly-formed company incorporated under the laws of Luxembourg with assets and liabilities for the purpose of facilitating the IPO, and which did not conduct any operations prior to the completion of the IPO. Following the Reorganization Transaction and the IPO, the financial statements present the consolidated results of Midco’s operations. The consolidated financial statements of Midco are substantially the same as the consolidated financial statements of the Atento S.A. prior to the IPO, adjusted to reflect the Reorganization Transaction. Upon consummation, the Reorganization Transaction was retroactively reflected in Atento’s earnings per share calculations.

The net proceeds of the IPO, together with cash on hand, were used to repay the entire outstanding amount due under the Vendor Loan Note issued to an affiliate of Telefónica in connection with the Acquisition, of which €23.3 million (29.5 million U.S. dollars at the exchange rate prevailing as at October 7, 2014) and to pay fees and expenses incurred in connection with the IPO, including fees payable to Bain Capital Partners, LLC (“Bain”), totaling 24.5 million U.S. dollars.

On August 4, 2015, the Board approved a share capital increase in the amount of EUR 59.30 through the issuance of 131,620 shares, each with an accounting par value of EUR 0.0004506. Therefore, the share capital increased from EUR 33,173.72 to EUR 33,233.02.

(c) Divestment transaction

On December 9, 2014, Atento S.A. through its indirect subsidiary, Atento Spain Holdco, S.L.U., a sole-shareholder subsidiary of Atento Luxco 1, S.A. has entered into an agreement with the Italian company COMDATA S.P.A., for the sale of the 100% of the share capital of ATENTO CESKÁ REPUBLIKA S.A., which owns our operations in the Czech Republic. The transaction did not have a material impact. This divestment was not considered as a discontinued operation under IFRS 5 because it is not a relevant geographical area. The consolidation of this operation, in the financial statements of Atento S.A. occurred until November 30, 2014.

(d) Acquisition transaction

On December 30, 2014, the Company, through its wholly owned subsidiary Atento Brasil S.A. acquired 100% of the share capital of Casa Bahia Contact Center Ltda. (“CBCC”), a call center services provider located in Brazil. As a result of the acquisition, the Atento Group is expected to strengthen its presence in the Brazilian market. At December 30, 2014, this company has been renamed Atento Brasil 1, Ltda. On July 1, 2015, CBCC was incorporated in Atento Brazil, see Note 18.

2. BASIS OF PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements as of and for the nine months ended September 30, 2015 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. Therefore, they do not contain all the information and disclosures required in a complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the Atento Group’s consolidated annual financial statements for the year ended December 31, 2014.

The figures in these interim consolidated financial statements are expressed in thousands of dollars, unless indicated otherwise. U.S. Dollar is the Atento Group’s presentation currency.

These interim financial consolidated statements have been prepared on a historical cost basis, except for derivative financial instruments and Contingent Value Instruments (see Note 10), which have been measured at fair value.

3. COMPARATIVE INFORMATION

Comparative information in the interim consolidated financial statements refer to the nine months period ended September 30, 2014 and 2015, except for the statement of financial position, which compares information as of September 30, 2015, and December 31, 2014.

During the nine months ended September 30, 2015 there have not been any changes in the consolidation scope.

3.1. Reclassification of prior periods

3.1.1. Income Statements and Statements of Cash Flow

A reclassification was made in the Income Statements and the Statements of Cash Flow for the purpose of best presentation of the financial result. The reclassification refers to the exchange net impact on the fair value of derivatives and it is demonstrated below:

Income Statements

	Nine months ended September 30, 2014
	Disclosed	Reclassification	Adjusted balance
Finance income	28,345	(14,999)	13,346
Finance costs	(108,138)	7,701	(100,437)
Net foreign exchange gains/(loss)	(18,405)	7,298	(11,107)

Total	(98,198)	—	(98,198)

Cash Flow

	Nine months ended September 30, 2014
	Disclosed	Reclassification	Adjusted balance
Gains/(losses) on disposal of financial assets	1,001	(1,001)	—
Finance income	(13,346)	—	(13,346)
Finance expense	99,404	1,033	100,437
Net exchange differences	18,405	(7,298)	11,107
Change in fair value of financial instruments	(7,266)	7,266	—

Total	98,198	—	98,198

4. ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the interim financial statements for the nine months ended September 30, 2015 are consistent with those followed in the preparation of the consolidated annual financial statements for the year ended December 31, 2014. Except for:

1)

Change in Functional Currency: The functional currency of Luxco 1 S.A. (Luxembourg) changed from Euro to U.S. dollar in 2015 due to a reorganization of the group and issuance of shares on IPO in the U.S. in the last quarter of 2014, which increased exposure of the Company to the U.S. economic environment, such as for dividend receipt and distribution obligations and U.S. dollar loans.

2)

Derivative financial instruments and hedging activities: derivative financial instruments are initially recognized at fair value on the date on which they are contractually arranged and are subsequently re-measured at their fair value at each reporting date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Atento Group designates certain derivatives as either:

•	hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge); or

•	hedges of a net investment in a foreign operation (net investment hedge).

At the inception of the hedge, the Atento Group documents the relationship between the hedging instruments and the hedged items, as well as the risk management objectives and the strategy for groups of hedges. The Atento Group also documents its assessment, both at the inception of the hedge and throughout the term thereof, of whether the derivatives used are highly effective at offsetting changes in the fair value or cash flow of the hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 10. Movements on the hedging reserve in other comprehensive income are shown in Note 8. The full fair value of a hedging derivative is classified as a non-current asset or liability, as applicable, if the remaining maturity of the hedged item exceeds twelve months; otherwise it is classified as a current asset or liability.

(i) Cash flow hedges

The effective portion of the fair value of derivatives designated and classified as cash flow hedges is recognized in equity. Gains or losses in respect of the ineffective portion are taken to the income statement as incurred.

Amounts accumulated in equity are reclassified to the income statement in the periods in which the hedged item affects profit or loss.

When a hedging instrument matures or is sold, or when the requirements for hedge accounting are no longer met, any gain or loss accumulated in equity up until that moment remains in equity until the forecast transaction is definitively recognized in the income statement.

(ii) Net investment hedge

Hedges of net investments in foreign operations are accounted similarly to cash flow hedges.

Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.

(iii) Derivatives which are not considered as hedging instruments

Variations in the fair value of derivative financial instruments that are not considered as hedging derivatives are recorded in the income statement.

a)	New and amended standards and interpretations

There are no new standards and interpretations published by the IASB other than those presented in the consolidated annual financial statements for the year ended December 31, 2014.

b)	Standards and interpretations published by the IASB, but not yet applicable in this period

At the date of publication of these interim financial statements, the following standards and amendments had been issued by the IASB, but its application was not mandatory for adoption before their effective date:

•	Amendments to IAS 16 and IAS 38, “Clarification of Acceptable Methods of Depreciation and Amortization”—effective for annual periods beginning on or after January 1, 2016.

•	Annual Improvements to IFRS 2012-2014 Cycle—effective for annual periods beginning on or after January 1, 2016.

•	IFRS 15, “Revenue from Contracts with Customers”—effective for annual periods beginning on or after July 1, 2017.

•	IFRS 9, “Financial Instruments”—effective for annual periods beginning on or after January 1, 2018.

The Atento Group is currently assessing the impact of the application of these standards and amendments. Pursuant to the analyses conducted to date, the Atento Group estimates that the application of these amendments will not have a material impact on the Group consolidated financial statements in the period of its initial application.

5. MANAGEMENT OF FINANCIAL RISK

5.1 Financial risk factors

The Atento Group’s activities are exposed to the following financial risks: market risk (including currency risk, interest rate risk and country risk), credit risk and liquidity risk. The Atento Group’s global risk management policy aims to minimize the potential adverse effects of these risks on the Atento Group’s financial returns. The Atento Group also uses derivative financial instruments to hedge certain risk exposures.

These unaudited interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and therefore they should be read in conjunction with the Atento Group’s annual financial statements as of and for the year ended December 31, 2014. During the nine months ended September 30, 2015 there have not been changes in any risk management policies.

Country Risk

To manage or mitigate country risk, we repatriate the funds generated in the America and Brazil that are not required for the pursuit of new business opportunities in the region and subject to the restrictions of our financing agreements. The capital structure of the Atento Group comprises two separate ring-fenced financings: (i) the Brazilian Debenture and (ii) the 300,000 thousand U.S. dollars 7.375% Senior Secured Notes due 2020, together with the €50,000 thousand (56,016 thousand U.S. dollars as of September 30, 2015) in Revolving Credit Facility.

The object of combining a Brazilian term loan with a USD bond is to create a natural hedge for the interest payments on the Brazilian loan, which are serviced with cash flow from Atento Brazil, denominated in Brazilian Reais.

Argentinean subsidiaries are not party to these two separate ring-fenced financings, and we do not rely on cash flows from these operations to serve our debt commitments entered into in connection with the Acquisition.

Interest Rate Risk

Interest rate risk arises mainly as a result of changes in interest rates which affect: finance costs of debt bearing interest at variable rates (or short-term maturity debt expected to be renewed), as a result of fluctuations in interest rates, and the value of non-current liabilities that bear interest at fixed rates. Our exposure to interest rate risk arises principally from interest on our indebtedness. As of September 30, 2015, we had total consolidated indebtedness of 572,566 thousand U.S. dollars, of which approximately 40.5% (excluding CVIs and the effect of financial derivative instruments) bears interest at variable rates. As of December 31, 2014, we had total consolidated indebtedness of 653,310 thousand U.S. dollars, of which approximately 48.0% (excluding CVIs and the effect of financial derivative instruments) bears interest at variable rates.

As of September 30, 2015, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 11,628 thousand U.S. dollars, which was recorded as a financial asset. Based on our total indebtedness of 572,566 thousand U.S. dollars as of September 30, 2015 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 1,835 thousand U.S. dollars.

As of December 31, 2014, the estimated fair value of the interest rate hedging instruments related to the Brazilian Debentures totaled 10,916 thousand U.S. dollars, which was recorded as a financial asset. Based on our total indebtedness of 653,310 thousand U.S. dollars as of December 31, 2014 and not taking into account the impact of our interest rate hedging instruments referred to above, a 1% change in interest rates would impact our net interest expense by 3,241 thousand U.S. dollars.

Foreign Currency Risk

Our exposure to market risk arises principally from exchange rate risk. While the U.S. dollar is our reporting currency, approximately 96.0% of our revenue for the nine months period ended September 30, 2015 was generated in local currencies other than the U.S. dollar. In addition to the U.S. dollar, we also generate significant revenues in Brazilian reais, Euros and Mexican pesos. The exchange rates among the U.S. dollar and these local currencies have changed substantially in recent years and may fluctuate substantially in the future. Our exchange rate risk arises from our local currency revenues, receivables and payables. We benefit to a certain degree from the fact that the revenue we collect in each country, in which we have operations, is generally denominated in the same currency as the majority of the expenses we incur in earning this revenue.

In accordance with our risk management policy, whenever we deem it appropriate, we manage foreign currency risk by using derivatives to hedge any debts incurred in currencies other than those of the countries where the companies taking on the debt are domiciled.

Upon closing of the Senior Secured Notes issued in U.S. dollars, we entered into cross-currency swaps pursuant to which we exchanged an amount of U.S. dollars equal to the face amount of the Senior Secured Notes for an amount of Euro, Mexican Pesos, Colombian Pesos and Peruvian Soles. The Company designated these cross-currency swaps as a hedging instrument in a net investment hedging relationship. As at September 30, 2015, the estimated net fair value of the hedge instruments related to the cross-currency swaps entered into to hedge the net investment totaled an asset of 52,471 thousand U.S. dollars (asset of 20,155 thousand U.S. dollars, as of December 31, 2014), of which 300 thousand U.S. dollars (1,193 thousand U.S. dollars as of December 31, 2014) was recorded as Derivative Financial Instruments - non-current liability and 52,771 thousand U.S. dollars (21,349 thousand U.S. dollars as of December 31, 2014) was recorded as Derivative Financial Instruments - non-current assets.

Credit Risk

Financial instruments that potentially subject us to credit risk consist mainly of accounts receivable, cash and cash equivalents, and long-term financial assets. Our maximum exposure to credit risk on financial assets is the carrying amount of said assets. Our commercial credit risk management approach is based on continuous monitoring of the risk assumed and the financial resources necessary to manage our various units, in order to optimize the risk-reward relationship in the development and implementation of the business plans of our various units in their ordinary management. Accounts receivable are typically unsecured and are derived from revenue earned from clients primarily in Latin America and EMEA. Additionally, we carry out significant transactions with the Telefónica Group. At September 30, 2015, accounts receivable from the Telefónica Group amounted to 213,692 thousand U.S. dollars (236,950 thousand U.S. dollars as of December 31, 2014).

Credit risk arising from cash and cash equivalents is managed by placing cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a master agreement revised annually on the basis of conditions prevailing in the markets and the countries where we operate. The master agreement establishes: (i) the maximum amounts to be invested per counterparty, based on their ratings (long- and short-term debt rating); (ii) the maximum period of the investment; and (iii) the instruments in which the surpluses may be invested.

Liquidity Risk

The Atento Group seeks to match its debt maturity schedule to its capacity to generate cash flow to meet the payments falling due, factoring in a degree of cushion. In practice, this has meant that the Atento Group’s average debt maturity must be longer than the length of time we require to generate cash flows to pay our debt (assuming that internal projections are met).

At September 30, 2015, the average term to maturity of our debt with third parties (572,566 thousand U.S. dollars) was 3.9 years. In addition, we had current assets of 642,034 thousand U.S. dollars at such date, which includes cash and cash equivalents of 174,656 thousand U.S. dollars, of which 10,374 thousand U.S. dollars are located in Argentina and subject to restrictions on our ability to transfer them out of the country.

At December 31, 2014, the average term to maturity of our debt with third parties (653,310 thousand U.S. dollars) was 4.6 years. In addition, we had current assets of 715,761 thousand U.S. dollars at such date, which includes short term financial investments of 26,894 thousand U.S. dollars and cash and cash equivalents of 211,440 thousand U.S. dollars, of which 8,048 thousand U.S. dollars were located in Argentina and subject to restrictions on our ability to transfer them out of the country.

Capital Management

Our capital management goal is to determine the financial resources necessary to continue our recurring activities and maintain a capital structure that optimizes own and borrowed funds. Additionally, we set an optimal debt level in order to maintain a flexible and comfortable medium-term borrowing structure in order to carry out our routine activities under normal conditions and to address new opportunities for growth. We strive to maintain debt levels in line with forecasted future cash flows and with quantitative restrictions imposed under financing contracts.

In addition to these general guidelines, we take into account other considerations and specifics when determining our financial structure, such as country risk, tax efficiency and volatility in cash flow generation.

At the date of these interim financial statements, we are compliant with the terms of covenants established in our financing contracts. In order to monitor our compliance with our financing contracts (covenants), we regularly monitor figures for net financial debt with third parties and EBITDA.

5.2 Fair value estimation

The table below shows an analysis of the financial instruments measured at fair value, classified according to the valuation method used. The Atento Group has defined the following valuation levels:

Prices (unadjusted) quoted in active markets for identical assets and liabilities (Level 1).

Data other than the Level 1 quoted price that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. price derivatives) (Level 2).

Data for the asset or liability that are not based on observable market data (Level 3).

The Atento Group’s assets and liabilities measured at fair value as of December 31, 2014 and September 30, 2015 are as follow:

	Thousands of U.S. dollars
December 31, 2014 (audited)	Level 1	Level 2	Level 3	Total balance
Assets
Derivatives	—	32,265	—	32,265

Total assets	—	32,265	—	32,265

Liabilities
Derivatives	—	(1,193)	—	(1,193)
CVIs	—	—	(36,379)	(36,379)

Total liabilities	—	(1,193)	(36,379)	(37,572)

	Thousands of U.S. dollars
September 30, 2015 (unaudited)	Level 1	Level 2	Level 3	Total balance
Assets
Derivatives	—	64,399	—	64,399

Total assets	—	64,399	—	64,399

Liabilities
Derivatives	—	(300)	—	(300)
CVIs	—	—	(35,492)	(35,492)

Total liabilities	—	(300)	(35,492)	(35,792)

There were no transfers between the different levels during the period.

The following table reflects the movements of the Atento Group’s Contingent Value Instruments (“CVI”) measured at fair value using significant unobservable inputs for the nine months ended September 30, 2015:

Thousands of U.S. dollars

Fair value as of December 31, 2014 (audited)	(36,379)
Change in Fair Value	(4,319)
Translation differences	5,206

Fair value as of September 30, 2015 (unaudited)	(35,492)

6. SEGMENT INFORMATION

The following tables present financial information for the Atento Group’s operating segments for the nine months ended September 30, 2014 and 2015 (in thousands U.S. dollars):

Nine months ended September 30, 2014

(unaudited)	EMEA	Americas	Brazil	Others and eliminations	Total Group
Sales to other companies	99,298	303,861	527,125	—	930,284
Sales to Telefónica Group	161,400	272,484	379,096	—	812,980
Sales to other group companies	60	335	—	(395)	—
Other operating income and expense	(293,762)	(496,392)	(791,159)	9,466	(1,571,847)
EBITDA	(33,004)	80,288	115,062	9,071	171,417
Depreciation and amortization	(16,185)	(32,459)	(42,198)	(798)	(91,640)
Operating profit	(49,189)	47,829	72,864	8,273	79,777
Financial results	(10,265)	(9,388)	(36,396)	(42,149)	(98,198)
Income tax	17,374	(14,360)	(12,452)	11,558	2,120
Profit/(loss) for the period	(42,080)	24,081	24,016	(22,318)	(16,301)
EBITDA	(33,004)	80,288	115,062	9,071	171,417
Acquisition and integration related costs	—	39	6,820	821	7,680
Restructuring costs	17,914	4,788	287	824	23,813
Sponsor management fees	—	—	—	7,285	7,285
Site relocation costs	—	—	1,367	—	1,367
Financing fees	—	—	795	10,365	11,160
Asset impairments and Other	32,502	85	(596)	(34,882)	(2,891)
Adjusted EBITDA	17,412	85,200	123,735	6,516	219,831
Capital expenditure (as of December 31, 2014)	2,534	9,703	28,184	167	40,588
Fixed assets and intangibles (as of December 31, 2014)	76,081	257,322	363,103	3,239	699,745
Allocated assets (as of December 31, 2014)	456,829	658,054	813,004	(269,986)	1,657,901
Allocated liabilities (as of December 31, 2014)	312,676	378,782	611,560	(109,983)	1,193,035

Nine months ended September 30, 2015

(unaudited)	EMEA	Americas	Brazil	Others and eliminations	Total Group
Sales to other companies	67,521	302,640	453,553	—	823,714
Sales to Telefónica Group	118,173	281,911	284,027	—	684,111
Sales to other group companies	31	1,307	—	(1,319)	19
Other operating income and expense	(178,386)	(507,816)	(643,488)	(5,161)	(1,334,851)
EBITDA	7,339	78,042	94,092	(6,480)	172,993
Depreciation and amortization	(10,253)	(29,496)	(38,449)	(640)	(78,838)
Operating profit	(2,914)	48,546	55,643	(7,120)	94,155
Financial results	(8,879)	(10,320)	(17,677)	6,150	(30,726)
Income tax	3,344	(17,090)	(12,153)	6,214	(19,685)
Profit/(loss) for the period	(8,449)	21,136	25,813	5,244	43,744
EBITDA	7,339	78,042	94,092	(6,480)	172,993
Acquisition and integration related costs	—	108	—	—	108
Restructuring costs	4,138	639	3,050	—	7,827
Sponsor management fees	—	—	—	—	—
Site relocation costs	—	27	499	—	526
Financing and IPO fees	—	—	—	313	313
Asset impairments and Other	262	1,147	2,334	767	4,510
Adjusted EBITDA	11,739	79,963	99,975	(5,400)	186,277
Capital expenditure (as of September 30, 2015)	5,173	25,095	52,467	407	83,142
Fixed assets and intangibles (as of September 30, 2015)	65,141	222,950	253,140	2,580	543,811
Allocated assets (as of September 30, 2015)	431,888	616,138	610,191	(250,859)	1,407,358
Allocated liabilities (as of September 30, 2015)	291,210	345,515	451,529	(96,571)	991,683

7. INTANGIBLE ASSETS, PROPERTY, PLANT AND EQUIPMENT AND GOODWILL

There were no changes in the context of the note, and Company’s Managements considered the variations of amounts related to the period ended September 30, 2015 in relation to the period ended December 31, 2014, not relevant, except for the acquisition of software.

At January 2, 2015, Atento Brazil S.A. entered into a Master Agreements regarding the acquisition of rights to use Microsoft Software from Software One commerce and Computer Services Ltda. (“Contractor”), in which the contractor provides Microsoft Software licenses to Atento and its affiliates in Brazil, Colombia, Corporation, El Salvador, Peru, Guatemala, Mexico and United States of America (“U.S.A.”).

Acquisition prices stated in the agreements, which will be paid in 3 (three) annual payments due on 2015, 2016 and 2017. The total amount on March 31, 2015 is 39,550 thousand U.S. dollars. The software licenses have five years useful life.

8. EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

Share capital

Following the Reorganization Transaction and the IPO, our financial statements present the results of Atento’s operations. The consolidated financial statements of Atento are substantially the same as the consolidated financial statements of the Company prior to the IPO, as adjusted for the Reorganization Transaction. Upon consummation, the Reorganization Transaction was reflected retroactively in the Company’s earnings per share calculations.

On August 4, 2015, the board members approved to increase the share capital of the Company an amount of EUR 59.30 to bring it from its of EUR 33,173.72 up to EUR 33,233.02 through the issuance of 131,620 shares, each having an accounting par value of EUR 0.0004506.

As at September 30, 2015 share capital stood at 48 thousand U.S. dollars, divided into 73,648,760 shares. Atalaya PikCo S.C.A. owns 85.1% of ordinary shares of Atento S.A. As at December 30, 2014 share capital was 48 thousand U.S. dollars, divided into 73,619,511 shares.

Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

Legal reserve

According to commercial legislation in Luxembourg, Atento S.A. must transfer 5% of its year profits to a legal a reserve until the amount reaches 10% of share capital. The legal reserve cannot be distributed.

As of December 31, 2014 and September 30, 2015, no legal reserve had been established, mainly due to the losses incurred by Atento S.A.

Retained earnings

Movements in retained earnings during the nine months ended September 30, 2015 are as follow:

Thousands of U.S. dollars

At December 31, 2014 (audited)	(102,811)
Result for the period	43,744

At September 30, 2015 (unaudited)	(60,695)

Translation differences

Translation differences reflect the differences arising on account of exchange rate fluctuations when converting the net assets of fully consolidated foreign companies from local currency into Atento Group’s presentation currency (U.S. dollars) by the full consolidation method.

As mentioned on Note 4, Atento Luxco 1 S.A. (Luxembourg) changed its functional currency from Euro to U.S. dollar, starting on 2015.

Stock-based compensation

a) Description of share-based payment arrangements

In the year of 2014, Atento granted two share-based payments to directors, officers and other employees, for the Company and its subsidiaries. The share-based payments are Time Restricted Stock Units (“RSU”) and Performance RSU. A reference is made to the annual financial statements for December 31, 2014, for a description of the arrangement and their vesting conditions.

b) Measurement of fair value

The fair value of the RSUs, for both arrangements, has been measured using the Black-Scholes model. As both programs are equity settled, fair value of the RSUs is measured at grant date and not remeasured subsequently. For the inputs used in the Black-Scholes model, a reference is made to the annual financial statements.

c) Outstanding RSUs

As at September 30, 2015, there are 251,017 Time RSUs outstanding and 889,235 Performance RSUs outstanding. Holders of RSUs will receive the equivalent in shares of Atento S.A. without cash settlement of stock values when the RSUs vest.

	Time RSU	Performance RSU
Outstanding December 31, 2014	256,134	931,189
Forfeited	(5,117)	(41,954)

Outstanding September 30, 2015	251,017	889,235

d) Expense recognized in Profit or Loss

In the nine months ended of September 30, 2015, 2,316 thousand U.S. dollars related to stock-based compensation were recorded as Personnel expenses - Stock-based compensation.

Cash Flow Hedge

Movements in valuation adjustments in the nine months ended September 30, 2015 were as follow:

Thousands of U.S. dollars

At December 31, 2014 (audited)	(640)
Cash flow hedges	16,986

At September 30, 2015 (unaudited)	16,346

Refer to Note 10. Financial liabilities - Derivatives for further details.

9. FINANCIAL ASSETS

The breakdown of the Company’s financial assets by category as of December 31, 2014 and September 30, 2015 is as follow:

	Thousands of U.S. dollars
December 31, 2014 (audited)	Loans and receivables	Derivatives	Total

Trade and other receivables	10,503	—	10,503
Other financial assets	44,639	—	44,639
Financial derivative instruments (Note 10)	—	32,265	32,265

Non-current financial assets	55,142	32,265	87,407

Trade and other receivables (*)	447,683	—	447,683
Other financial assets	28,562	—	28,562
Cash and cash equivalents	211,440	—	211,440

Current financial assets	687,685	—	687,685

TOTAL FINANCIAL ASSETS	742,827	32,265	775,092

(*)	Excluding advance payments and non-financial assets.

	Thousands of U.S. dollars
September 30, 2015 (unaudited)	Loans and receivables	Derivatives	Total

Trade and other receivables (*)	5,716	—	5,716
Other financial assets	38,756	—	38,756
Financial derivative instruments (Note 10)	—	64,399	64,399

Non-current financial assets	44,472	64,399	108,871

Trade and other receivables (*)	435,581	—	435,581
Other financial assets	1,412	—	1,412
Cash and cash equivalents	174,656	—	174,656

Current financial assets	611,649	—	611,649

TOTAL FINANCIAL ASSETS	656,121	64,399	720,520

(*)	Excluding advance payments and non-financial assets.

As at September 30, 2015, Atento Teleservicios España S.A., Atento Chile S.A. and Atento Brasil S.A. have entered into factoring agreements without recourse, whose anticipated value was 61.8 million U.S. dollars, and as a consequence of this, the related trade receivables were written off.

Details of other financial assets as of December 31, 2014 and September 30, 2015 are as follow:

	Thousands of U.S. dollars
	12/31/2014 (audited)	09/30/2015 (unaudited)

Other non-current receivables	5	7,595
Non-current guarantees and deposits	44,634	31,161

Total non-current	44,639	38,756

Other current receivables	27,782	662
Current guarantees and deposits	780	750

Total current	28,562	1,412

Total	73,201	40,168

“Guarantees and deposits” as of December 31, 2014 and September 30, 2015 primarily comprise deposits posted with the courts in respect of legal disputes with employees of the subsidiary Atento Brasil, S.A. and for litigation underway with the Brazilian social security authority (Instituto Nacional do Seguro Social).

“Other current receivables” comprised short term financial investments held by the subsidiary Atento Brasil, S.A. In 2015, the subsidiary Atento Brasil S.A. redeemed the total amount of the short term investment.

The breakdown of “Trade and other receivables” as of December 31, 2014 and September 30, 2015 is as follow:

	Thousands of U.S. dollars
	12/31/2014 (audited)	09/30/2015 (unaudited)
Non-current trade receivables	10,503	5,716

Total non-current	10,503	5,716

Current trade receivables	424,395	412,683
Other receivables	9,978	12,875
Prepayments	3,711	6,290
Personnel	13,310	10,023

Total current	451,394	441,871

Total	461,897	447,587

For the purpose of the interim financial statements of cash flows, cash and cash equivalents are comprised of the following:

	Thousands of U.S. dollars
	12/31/2014 (audited)	09/30/2015 (unaudited)
Cash at banks	185,024	139,760
Cash equivalents	26,416	34,896

Total	211,440	174,656

“Cash equivalents” comprises short-term fixed-income securities in Brazil, which mature in less than 90 days and accrue interest pegged to the CDI.

10. FINANCIAL LIABILITIES

The breakdown of the Company’s financial liabilities by category as of December 31, 2014 and September 30, 2015 is as follow:

	Thousands of U.S. dollars
December 31, 2014 (audited)	Liabilities through profit and loss	Derivatives	Other financial liabilities at amortized cost	Total
Debentures and bonds	—	—	534,988	534,988
Bank borrowings	—	—	60,919	60,919
Finance lease payables	—	—	4,263	4,263
CVIs	36,379	—	—	36,379
Derivative financial instruments	—	1,193	—	1,193
Trade and other payable (*)	—	—	560	560

Non-current financial liabilities	36,379	1,193	600,730	638,302

Debentures and bonds	—	—	11,213	11,213
Bank borrowings	—	—	801	801
Finance lease payables	—	—	4,747	4,747
Trade and other payables (*)	—	—	255,558	255,558

Current financial liabilities	—	—	272,319	272,319

TOTAL FINANCIAL LIABILITIES	36,379	1,193	873,049	910,621

(*)	Excluding deferred income and non-financial liabilities

	Thousands of U.S. dollars
September 30, 2015 (unaudited)	Liabilities through profit and loss	Derivatives	Other financial liabilities at amortized cost	Total

Debentures and bonds	—	—	455,663	455,663
Bank borrowings	—	—	54,224	54,224
Finance lease payables	—	—	2,457	2,457
CVIs	35,492	—	—	35,492
Financial derivative instruments	—	300	—	300
Trade and other payables (*)	—	—	15,226	15,226

Non-current financial liabilities	35,492	300	527,570	563,362

Debentures and bonds	—	—	12,568	12,568
Bank borrowings	—	—	9,931	9,931
Finance lease payables	—	—	2,231	2,231
Trade and other payables (*)	—	—	198,503	198,503

Current financial liabilities	—	—	223,233	223,233

TOTAL FINANCIAL LIABILITIES	35,492	300	750,803	786,595

(*)	Excluding deferred income and non-financial liabilities

Interest-bearing debt as of December 31, 2014 and September 30, 2015 is as follow:

	Thousands of U.S. dollars
	12/31/2014	09/30/2015
	(audited)	(unaudited)
Senior Secured Notes	290,927	292,049
Brazilian bonds – Debentures	244,061	163,614
Bank borrowings	60,919	54,224
CVIs	36,379	35,492
Finance lease payables	4,263	2,457

Total non-current	636,549	547,836

Senior Secured Notes	9,342	3,810
Brazilian bonds – Debentures	1,871	8,758
Bank borrowings	801	9,931
Finance lease payables	4,747	2,231

Total current	16,761	24,730

TOTAL INTEREST-BEARING DEBT	653,310	572,566

Debentures

There were no changes in the context of the note, and Company’s Management considers the variations of amounts related to the period ended September 30, 2015 in relation to the period ended December 31, 2014, not relevant, except for the payment of interest of 50,591 thousands of Brazilian reais (16,301 thousands of U.S. dollars) on June 11, 2015 the interest accrued in the period and the exchange rate impact.

Bank borrowings

During 2015 BNDES disbursed BRL 90.0 million (equivalent to 22.7 million of U.S. dollars as of September 30, 2015) of the credit facility granted on February 3, 2014 to the subsidiary Atento Brasil S.A. This facility is divided into five tranches in the following amounts and subject to the following interest rate:

Tranche	Interest Rate	Total Credity Facility		Drawn Balance as of September 30, 2015
Tranche A	TJLP + 2.5% per year	BRL	182.3 million	BRL	158.6 million
Tranche B	SELIC + 2.5% per year	BRL	45.6 million	BRL	38.4 million
Tranche C	4.0% per year	BRL	64.7 million	BRL	54.5 million
Tranche D	6.0% per year	BRL	5.3 million	BRL	4.5 million
Tranche E	TJLP	BRL	2.1 million	BRL	0.6 million
TOTAL		BRL	300 million	BRL	251.6 million

Atento Brasil S.A. paid interests of 3,805 thousands of Brazilian reais (1,226 thousands of U.S. dollars) in May 15, 2015 and 5,475 thousands of Brazilian reais (1,378 thousands of U.S. dollars) in August 17, 2015.

Derivatives

The derivatives instruments can be summarized and categorized as follows:

	Thousands of U.S. dollars
	12/31/2014		9/30/2015
	Assets	Liabilities	Assets	Liabilities
Interest rate swaps - cash flow hedges	10,916	—	11,628	—
Cross-currency swaps - cash flow hedge	3,837	—	52,771	300
Cross-currency swaps - that do not meet the criteria for hedge accounting	17,512	(1,193)	—	—

Total	32,265	(1,193)	64,399	300

Non-current portion	32,265	(1,193)	64,399	300
Current portion	—	—	—	—

The Atento Group has contracted interest rate swaps to hedge fluctuations in interest rates in respect of debentures issued in Brazil.

As of September 30, 2015, the notional amount of principal arrangements in the interest rate swaps equals to 553 million Brazilian reals equivalent to 139 million U.S. dollars (553 million Brazilian reals equivalent to 208 million U.S. dollars as of December 31, 2014).

As mentioned on Note 4, Atento Luxco 1 S.A. (Luxembourg) changed its functional currency from Euro to U.S. dollar, starting on 2015. As a result of this change, the U.S. dollar denominated Senior Secured Notes that was previously designed as a hedged item in a cash flow hedge relationship could no longer be designated as a hedge item for foreign currency risk. Therefore, the cash flow hedge was discontinued by the Atento Group as of January 1, 2015 and the amount recognized in OCI was released to the income statement.

As from April 1, 2015, the Company started a hedge accounting program for net investment hedge related to exchange risk between the U.S. dollar and foreign operations in Euro, Mexican Peso (MXN), Colombian Peso (COP) and Peruvian Nuevo Sol (PEN).

As of September 30, 2015 details of cross-currency swaps that are designated and qualified as net investment hedge were as follows:

Bank	Maturity	Purchase currency	Selling currency	Notional (thousands)	Fair value assets	Fair value liability	Other comprehensive income	Income statement
					D/(C)	D/(C)	D/(C)	D/(C)
Santander	20-Jan	USD	EUR	20,000	3,645	—	529	(12)
Santander	20-Jan	USD	MXN	11,111	4,579	(45)	(1,626)	(42)
Goldman Sachs	20-Jan	USD	EUR	48,000	8,742	—	1,271	(30)
Goldman Sachs	20-Jan	USD	MXN	40,000	16,538	(160)	(5,847)	(150)
Nomura International	20-Jan	USD	MXN	23,889	9,887	(95)	(3,491)	(90)
Nomura International	20-Jan	USD	EUR	22,000	3,954	—	585	(14)
Goldman Sachs	18-Jan	USD	PEN	13,800	562	—	(76)	(3)
BBVA	18-Jan	USD	PEN	55,200	2,260	—	(305)	(13)
Goldman Sachs	18-Jan	USD	COP	7,200	520	—	(152)	(6)
BBVA	18-Jan	USD	COP	28,800	2,083	—	(609)	(22)

					52,770	(300)	(9,721)	(382)

During the nine months ended September 30, 2015, variances in fair value of the derivative financial instruments that are not considered as hedging accounting derivatives recorded under the income statement amount to a net gain of 17,798 thousand U.S. dollars (net gain of 10,529 thousand U.S. dollars in the nine months ended September 30, 2014).

11. PROVISIONS AND CONTINGENCIES

The Atento has contingent liabilities arising from lawsuits in the normal course of its business. Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities.

All changes in provisions which occurred during the first semester of 2015 are demonstrated in the table below:

	Thousands of U.S. dollars
	12/31/2014 (audited)	Allocation	Application	Reversals	Transfers	Translation differences	09/30/2015 (unaudited)
Non-current
Provisions for Liabilities	56,889	2,371	—	(8,225)	—	(17,331)	33,704
Provisions for taxes	21,717	2,544	—	(5,079)	—	(6,983)	12,199
Provisions for dismantling	15,949	2,040	—	—	—	(5,474)	12,515
Other provisions	219	98	(12)	(144)	—	(22)	139

Total Non-Current	94,774	7,053	(12)	(13,448)	—	(29,810)	58,557

Current
Provisions for Liabilities	6,699	1,856	(607)	9	(46)	(620)	7,291
Provisions for taxes	946	44	1	—	—	(72)	919
Provisions for dismantling	63	1	—	—	—	(21)	43
Other provisions	10,801	3,239	(3,889)	(5,082)	46	(929)	4,186

Total Current	18,509	5,140	(4,495)	(5,073)	—	(1,642)	12,439

“Provisions for liabilities” primarily relate to provisions for legal claims underway in Brazil. Atento Brasil, S.A. has made payments in escrow related to legal claims from ex-employees and the Brazilian social security authority (Instituto Nacional do Seguro Social) amounting to 41,838 thousand U.S. dollars and 28,692 thousand U.S. dollars as at December 31, 2014 and September 30, 2015, respectively.

“Provisions for taxes” mainly relates to probable contingencies in Brazil in respect to social security payments, which could be subject to various interpretations by the social security authorities in that country.

The amount recognized under “Provision for dismantling” corresponds to the necessary cost of covering the dismantling process of the installations held under operating leases for those entities contractually required to do so.

Considering the nature of contingencies, it is not possible for the Company’s Management, the estimate of the payment terms of these provisions, except those amounts recognized as current, where was considered the dates for the completion of court hearings and the stage of each lawsuit.

As of September 30, 2015, the core values of the lawsuits that are pending in the courts of each country, according to the nature of claims, can be summarized as follow:

At September 30, 2015, Atento Brasil was involved in approximately 10,569 labor-related disputes (10,022 labor disputes as of December 31, 2014), filed by Atento’s employees or ex-employees for various reasons, such as dismissals or differences over employment conditions in general. The total amount of these claims was 63,245 thousand U.S. dollars (100,863 thousand U.S. dollars in December 31, 2014), of which 30,751 thousand U.S. dollars are classified by the Company’s internal and external lawyers as probable (53,931 thousand U.S. dollars in December 31, 2014), 28,826 thousand U.S. dollars are classified as possible (38,257 thousand U.S. dollars in December 31, 2014), and 3,668 thousand U.S. dollars are classified as remote (4,996 thousand U.S. dollars in December 31, 2014).

Moreover, as of September 30, 2015 Atento Brazil was party to 10 civil public actions filed by the Labor Prosecutor’s Office due to alleged irregularities mainly concerning daily and general working routine, lack of overtime control and improper health and safety conditions in the workplace. The total amount involved in these claims was approximately BRL 68.2 million, of which BRL 2.4 million relate to claims that have been classified as probable by our internal and external lawyers, for which amount Atento Brazil has established a reserve, as indicated in paragraph above. We expect that our ultimate liability for these claims, if any, will be substantially less than the full amount claimed. These claims are generally brought with respect to specific jurisdictions in Brazil, and it is possible that in the future similar claims could be brought against us in additional jurisdictions. We cannot assure that these current claims or future claims brought against us will not result in liability to the Company, and that such liability would not have a material adverse effect on our business, financial condition and results of operations.

Atento Brasil, S.A. has 28 civil lawsuits ongoing for various reasons (26 in December 31, 2014). The total amount of these claims is approximately 2,435 thousand U.S. dollars (3,199 thousand U.S. dollars in December 31, 2014). According to the Company’s external attorneys, materialization of the risk event is possible.

In addition, at September 30, 2015 Atento Brasil, S.A. has 30 disputes ongoing with the tax authorities and social security authorities, for various reasons relating to infraction proceedings filed (29 in December 31, 2014). The total amount of these claims is approximately 24,101 thousand U.S. dollars (33,796 thousand U.S. dollars in December 31, 2014). According to the Company’s external attorneys, risk of material loss is possible.

Furthermore, it is important to stand out that the Superior Labor Court of Appeals (Tribunal Superior do Trabalho) during the month of August 2015 decided to alter the factor of indexation related to labor contingencies. The decision alter the Reference Rate Index (Taxa Referencial - TR) usually used as act of restating the amount of the contingencies to the Special Broad Consumer Price Index (Indice de Preços ao Consumidor Amplo Especial – IPCA-E). There are several questions about this matter, especially the period to which change should be applied as well as if the new index is appropriate. In addition, during October, the Supreme Court (STF) issued a “writ of Mandamus” to the Federation of Brazilian Banks (FEBRABAN) suspending the application of the new index (IPCA-E). The Company´s external lawyers’ opinion considered the likelihood of loss in an eventual dispute as possible. The amount involved in the period from June 30, 2009 through August 31, 2015 is approximately 5,371 thousand U.S. dollars and in the period from August 31, 2015 through September 30, 2015 is approximately 1,501 thousand U.S. dollars. We will monitor this matter during the last quarter of 2015.

Lastly, there are other contingencies which are classified as possible by the Company, amounting to 4,870 thousands U.S. dollars.

At September 30, 2015 Teleatento del Perú, S.A.C. has a lawsuit underway with the Peruvian tax authorities amounting to 8,189 thousand U.S. dollars (8,509 thousand U.S. dollars in December 31, 2014). According to the Company’s external attorneys, risk of material loss is possible.

At September 30, 2015 Atento Teleservicios España S.A.U. and our other Spanish companies were party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 2,765 thousand U.S. dollars (4,401 thousand U.S. dollars in December 31, 2014). According to the Company’s external lawyers, materialization of the risk event is possible.

At September 30, 2015 Atento México S.A. de CV was a party to labor-related disputes filed by Atento employees or former employees for different reasons, such as dismissals and disagreements regarding employment conditions, totaling 6,859 thousand U.S. dollars (5,897 thousand U.S. dollars in December 31, 2014). According to the Company’s external lawyers, risk of material loss is possible.

12. AVERAGE NUMBER OF GROUP EMPLOYEES

The average headcount in the Atento Group in the nine months ended September 30, 2014 and 2015, is presented as follows:

	Average headcount
	September 30,
	2014	2015
	(unaudited)
Brazil	82,384	89,374
Central America	3,939	4,537
Chile	4,572	4,563
Colombia	6,193	8,111
Spain	12,344	10,451
Morocco	1,394	1,249
Mexico	20,086	19,952
Peru	12,276	15,736
Puerto Rico	700	879
United States	397	640
Czech Republic (*)	679	—
Argentina and Uruguay	8,024	7,681
Corporate	77	144

Total	153,065	163,317

(*)	Operations in Czech Republic were divested in the last quarter of 2014.

13. INCOME TAX

The breakdown of the Atento Groups’s income tax expense is as follow:

	Thousands of U.S. dollars
	Nine months ended September 30,
	2014	2015
	(unaudited)
Income taxes
Current tax expense	(23,890)	(17,857)
Deferred tax	26,047	(1,825)
Others	(37)	(3)

Total income tax benefit/(expense)	2,120	(19,685)

The effective tax rate on the Atento Group’s consolidated earnings in the nine months ended September 30, 2015 was 32.0%. This rate is distorted because of the recognition of non-deductible expenses in Mexico and the contribution of losses in the holding companies comprising the Group to Atento’s pre-tax result. Stripping out the effect caused by the contribution of losses in the holding companies, pre-tax profit would have stood at 73,936 thousand U.S. dollars, with an income tax expense of 30,284 thousand U.S. dollars. Consequently, the aggregate rate excluding the Group’s holding companies is 41.0%.

The effective tax rate on the Atento Group’s consolidated earnings in the nine months ended September 30, 2014 was 11.5%. This rate is distorted because of the contribution of losses in the holding companies comprising the Group to Atento’s pre-tax result and the tax effect of the impairment. Stripping out this effect, pre-tax profit would have stood at 85,425 thousand U.S. dollars, with an income tax expense of 29,446 thousand U.S. dollars. Consequently, the consolidated rate excluding the Group’s holding companies is 34.5%.

14. EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the profits attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the periods, as demonstrated below:

	For the nine months period ended September 30,
	2014	2015
	(unaudited)
Result attributable to equity holders of the Company
Atento’s Profit/(loss) attributable to equity holders of the parent (in thousands of U.S. dollars)	(16,301)	43,744
Weigthed average number of ordinary shares (2)	73,619,511	73,648,760

Basic result per thousand shares (in. U.S. dollars)	(0.22)	0.59

Effect of share-based plan (1)	—	948,349

Adjusted number of ordinary shares (2)	73,619,511	74,597,109

Diluted result per thousand shares (in. U.S. dollars)	(0.22)	0.59

(1)	Since a value close to nil will be paid for the ordinary shares in connection with the stock option plan there is no adjustment to net loss for the period.
(2)	The weighted average number of shares was calculated considering the conversion of ordinary shares for the IPO had occurred at the beginning of 2014.

15. RELATED PARTIES

Directors

The Members of Atento Board of Directors, at the date on which the financial statements were prepared are Alejandro Reynal, Francisco Tosta Valim Filho, Melissa Bethell, Vishal Jugdeb, Mark Foster, Stuart Gent, Devin O´Reilly and Thomas Iannotti.

As of September 30, 2015 the Members of Board of Directors have the right on the stock-based compensation as described in Note 8.

Key management personnel

Key management personnel include those persons empowered and responsible for planning, directing and controlling the Atento Group’s activities, either directly or indirectly.

Key management personnel with executive duties in the Atento Group, in the nine months ended September 30, 2015 is the same to previous publications.

The following table shows the total remuneration paid to the Atento Group’s key management personnel in the nine months ended September 30, 2014 and 2015:

	Thousands of U.S. dollars
	2014	2015
	(unaudited)
Total remuneration paid to key management personnel	8,059	7,103

The breakdown of the total remuneration shown above is as follows:

	Thousands of U.S. dollars
	2014	2015
	(unaudited)
Salaries and variable remuneration	7,644	6,114
Salaries	3,310	2,962
Variable remuneration	4,334	3,152
Payment in kind	415	989
Medical insurance	7	109
Life insurance premiums	64	8
Other	344	872

Total	8,059	7,103

16. CONSOLIDATED SCHEDULES

The following consolidating financial information presents Consolidated Income Statement for the nine months ended September 30, 2014 and 2015, Consolidated Statement of Financial Position as of December 30, 2014 and September 30, 2015 and Consolidated Statements of Cash Flow for the nine months ended September 30, 2014 and 2015 for: (i) (Atento S.A.) (the “Parent”); (ii) (Luxco 1) (the “Subsidiary Issuers”); (iii) the guarantor subsidiaries; (iv) the non-guarantor subsidiaries; (v) elimination entries necessary to consolidate the Parent with the Subsidiary Issuers, the guarantor and non-guarantor subsidiaries; and (vi) the Company on a consolidated basis. The Subsidiary Issuers and the guarantor and non-guarantor subsidiaries are 100% owned by the Parent, either directly or indirectly. All guarantees are full and unconditional and joint and several. This financial information is being presented in relation to the Company’s guarantee of the payment of principal, premium (if any) and interest on the notes issued by BC Luxco 1 S.A. Refer to Note 10 “Financial Liabilities” for further information of these guaranteed notes. The principal elimination entries relates to investments in subsidiaries and intercompany balances and transactions.

Consolidated Income Statement (thousands of U.S. dollars)

For the Nine Months Ended September 30, 2014

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (MIDCO)	Guarantor (Restricted Group*)	Total	Non- Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)

Revenue	—	—	—	729,064	729,064	1,016,716	(2,516)	1,743,264
Other operating income	—	—	—	1,485	1,485	505	(230)	1,760
Own work capitalized	—	—	—	220	220	193	—	413
Other gains	—	34,478	—	34,478	34,478	—	(34,478)	34,478
Supplies	—	—	—	(36,018)	(36,018)	(43,455)	233	(79,240)

Employee benefit expenses	—	—	(7)	(541,192)	(541,199)	(702,709)	(2,445)	(1,246,353)
Depreciation and amortization	—	—	—	(47,377)	(47,377)	(29,953)	(14,310)	(91,640)
Changes in trade provisions	—	—	—	22	22	(219)	(2)	(199)
Other operating expenses	—	(7,642)	(1,604)	(101,088)	(102,692)	(151,885)	11,992	(250,227)
Impairment charges	—	—	—	(32,488)	(32,488)	—	9	(32,479)

OPERATING PROFIT/(LOSS)	—	26,836	(1,611)	7,106	5,495	89,193	(41,747)	79,777

Finance income	—	41,626	25,523	984	26,507	14,164	(68,951)	13,346
Finance costs	—	(45,330)	(29,762)	(46,537)	(76,299)	(51,462)	72,654	(100,437)
Net foreign exchange gains/(loss)	—	(5,059)	—	(10,388)	(10,388)	(720)	5,060	(11,107)

NET FINANCE EXPENSE	—	(8,763)	(4,239)	(55,941)	(60,180)	(38,018)	8,763	(98,198)

PROFIT/(LOSS) BEFORE TAX	—	18,073	(5,850)	(48,835)	(54,685)	51,175	(32,984)	(18,421)

Income tax benefit/(expenses)	—	(1,169)	(4)	15,191	15,187	(18,024)	6,126	2,120

LOSS FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	—	16,904	(5,854)	(33,644)	(39,498)	33,151	(26,858)	(16,301)

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

For the Nine Months Ended September 30, 2015

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (MIDCO)	Guarantor (Restricted Group*)	Total	Non- Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)

Revenue	—	—	—	648,410	648,410	859,496	(62)	1,507,844
Other operating income	—	—	—	1,783	1,783	296	(64)	2,015
Own work capitalized	—	—	—	(15)	(15)	—	—	(15)

Supplies	—	—	—	(24,297)	(24,297)	(35,510)	(12)	(59,819)

Employee benefit expenses	—	—	(11)	(485,990)	(486,001)	(607,452)	60	(1,093,393)
Depreciation and amortization	—	—	—	(38,269)	(38,269)	(40,569)	—	(78,838)
Changes in trade provisions	—	—	—	(648)	(648)	(277)	—	(925)
Other operating expenses	(1,779)	(1,145)	(102)	(70,801)	(70,903)	(110,108)	1,221	(182,714)

OPERATING PROFIT/(LOSS)	(1,779)	(1,145)	(113)	30,173	30,060	65,876	1,143	94,155

Finance income	—	36,717	20,352	1,099	21,451	14,440	(59,931)	12,677
Finance costs	—	(41,020)	(753)	(43,276)	(44,029)	(37,007)	64,037	(58,019)
Net foreign exchange gains/(loss)	689	12,356	—	13,281	13,281	647	(12,357)	14,616

NET FINANCE EXPENSE	689	8,053	19,599	(28,896)	(9,297)	(21,920)	(8,251)	(30,726)

PROFIT/(LOSS) BEFORE TAX	(1,090)	6,908	19,486	1,277	20,763	43,956	(7,108)	63,429

Income tax benefit/(expenses)	(4)	(4)	(4)	(4,640)	(4,644)	(15,038)	5	(19,685)

LOSS FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	(1,094)	6,904	19,482	(3,363)	16,119	28,918	(7,103)	43,744

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other are Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

Consolidated Statement of Financial Position (thousands of U.S. dollars)

As of December 31, 2014

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (MIDCO)	Guarantor (Restricted Group*)	Total	Non- Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
ASSETS
NON-CURRENT ASSETS	644,398	945,359	643,112	651,622	1,294,734	523,375	(2,465,726)	942,140

Intangible assets	—	—	—	143,946	143,946	34,559	114,573	293,078
Goodwill	—	—	—	62,316	62,316	80,099	27,056	169,471
Property, plant and equipment	—	—	—	85,237	85,237	151,959	—	237,196
Investments	644,398	249,986	26,170	218,547	244,717	79,846	(1,218,947)	—
Non-current financial assets	—	695,373	616,942	82,186	699,128	88,181	(1,390,424)	92,258
Trade and other receivables	—	—	—	39	39	10,507	(43)	10,503
Other receivables from public administrations	—	—	—	29	29	4,851	(29)	4,851
Other non-current financial assets	—	674,024	616,942	60,769	677,711	61,907	(1,369,003)	44,639
Derivative financial instruments	—	21,349	—	21,349	21,349	10,916	(21,349)	32,265
Deferred tax assets	—	—	—	59,390	59,390	88,731	2,016	150,137

CURRENT ASSETS	9,689	40,856	1,600	402,350	403,950	340,826	(79,560)	715,761

Trade and other receivables	356	7,886	1,535	256,563	258,098	256,098	(46,679)	475,759
Trade and other receivables	342	6,734	1,527	240,055	241,582	248,263	(45,527)	451,394
Current income tax receivables	4	10	8	8,469	8,477	5,122	(10)	13,603
Other receivables from public administrations	10	1,142	—	8,039	8,039	2,713	(1,142)	10,762
Other current financial assets	—	3,643	—	643	643	27,919	(3,643)	28,562
Other financial assets	—	3,643	—	643	643	27,919	(3,643)	28,562
Cash and cash equivalents	9,333	29,327	65	145,144	145,209	56,809	(29,238)	211,440

TOTAL ASSETS	654,087	986,215	644,712	1,053,972	1,698,684	864,201	(2,545,286)	1,657,901

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (MIDCO)	Guarantor (Restricted Group*)	Total	Non- Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
EQUITY AND LIABILITIES
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	644,210	46,956	611,541	(99,256)	512,285	149,230	(887,815)	464,866

Share capital	45	119	96	119	215	216,709	(217,040)	48
Net investment / Share premium	639,451	22,770	630,687	22,770	653,457	(3)	(676,240)	639,435
Retained earnings	(19,884)	(42,673)	(1,712)	(115,166)	(116,878)	66,860	9,764	(102,811)
Translation differences	24,014	74,585	(17,530)	866	(16,664)	(141,541)	(12,144)	(71,750)
Cash flow hedge	—	(7,845)	—	(7,845)	(7,845)	7,205	7,845	(640)
Stock-based compensation	584	—	—	—	—	—	—	584

NON-CURRENT LIABILITIES	—	916,374	31,578	970,711	1,002,289	498,274	(1,598,732)	818,205

Deferred tax liabilities	—	—	—	36,367	36,367	31,647	15,118	83,132
Interest-bearing debt	—	290,927	—	295,255	295,255	341,294	(290,927)	636,549
Non-current payables to Group companies	—	624,254	31,578	635,565	667,143	26,550	(1,317,947)	—
Derivative financial instruments	—	1,193	—	1,193	1,193	—	(1,193)	1,193
Non-current provisions	—	—	—	1,940	1,940	92,834	—	94,774
Non-current non trade payables	—	—	—	391	391	4,353	(3,783)	961
Other non-current payables to public administrations	—	—	—	—	—	1,596	—	1,596

CURRENT LIABILITIES	9,877	22,885	1,594	182,518	184,112	216,694	(58,738)	374,830

Interest-bearing debt	—	10,385	—	13,294	13,294	4,808	(11,726)	16,761
Current payables to Group companies	—	10,459	—	—	—	—	(10,459)	—
Trade and other payables	9,877	2,041	1,594	156,202	157,796	206,399	(36,553)	339,560
Trade payables	1,443	906	59	62,172	62,231	66,596	(25,410)	105,766
Current income tax payable	3	8	8	4,797	4,805	2,543	(8)	7,351
Other current payables to public administrations	289	747	—	37,131	37,131	37,096	(747)	74,516
Other non-trade payables	8,142	380	1,527	52,102	53,629	100,164	(10,388)	151,927
Current provisions	—	—	—	13,022	13,022	5,487	—	18,509

TOTAL EQUITY AND LIABILITIES	654,087	986,215	644,713	1,053,973	1,698,686	864,198	(2,545,285)	1,657,901

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

As of September 30, 2015

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (MIDCO)	Guarantor (Restricted Group*)	Total	Non- Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
ASSETS
NON-CURRENT ASSETS	558,021	935,078	615,917	625,263	1,241,180	352,162	(2,321,117)	765,324

Intangible assets	—	—	—	123,364	123,364	111,533	—	234,897
Goodwill	—	—	—	55,181	55,181	4,485	75,606	135,272
Property, plant and equipment	—	—	—	70,613	70,613	103,029	—	173,642
Investments	558,021	233,720	26,177	206,769	232,946	—	(1,024,687)	—
Non-current financial assets	—	701,358	589,740	109,727	699,467	84,578	(1,372,036)	113,367
Trade and other receivables	—	61	—	97	97	6,133	(454)	5,837
Other receivables from public administrations	—	—	—	—	—	4,375	—	4,375
Other non-current financial assets	—	648,526	589,740	56,860	646,600	62,442	(1,318,812)	38,756
Derivative financial instruments	—	52,771	—	52,770	52,770	11,628	(52,770)	64,399
Deferred tax assets	—	—	—	59,609	59,609	48,537	—	108,146

CURRENT ASSETS	6,269	35,691	1,672	373,283	374,955	297,240	(72,121)	642,034

Trade and other receivables	258	7,781	1,657	275,584	277,241	224,977	(44,291)	465,966
Trade and other receivables	241	6,722	1,650	257,975	259,625	218,726	(43,247)	442,067
Current income tax receivables	7	9	7	9,643	9,650	3,721	6	13,393
Other receivables from public administrations	10	1,050	—	7,966	7,966	2,530	(1,050)	10,506
Other current financial assets	—	3,361	—	358	358	1,054	(3,361)	1,412
Other financial assets	—	3,361	—	358	358	1,054	(3,361)	1,412
Cash and cash equivalents	6,011	24,549	15	97,341	97,356	71,209	(24,469)	174,656

TOTAL ASSETS	564,290	970,769	617,589	998,546	1,616,135	649,402	(2,393,238)	1,407,358

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (MIDCO)	Guarantor (Restricted Group*)	Total	Non- Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
EQUITY AND LIABILITIES
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	556,711	55,563	585,904	(93,707)	492,197	142,122	(830,918)	415,675

Share capital	45	43	96	(9)	87	216,677	(216,804)	48
Net investment / Share premium	639,550	34,181	625,624	34,181	659,805	—	(694,101)	639,435
Retained earnings	(1,094)	6,904	19,482	(3,363)	16,119	31,258	(112,254)	(59,067)
Translation differences	(84,695)	14,435	(59,298)	(124,522)	(183,820)	(112,442)	182,530	(183,992)
Cash flow hedge	—	—	—	—	—	6,629	9,717	16,346
Stock-based compensation	2,905	—	—	6	6	—	(6)	2,905

NON-CURRENT LIABILITIES	—	899,376	29,897	945,264	975,161	319,178	(1,511,624)	682,091

Deferred tax liabilities	—	—	—	28,648	28,648	29,797	—	58,445
Interest-bearing debt	—	292,049	—	294,621	294,621	217,722	(256,556)	547,836
Non-current payables to Group companies	—	607,027	29,897	614,347	644,244	—	(1,251,271)	—
Derivative financial instruments	—	300	—	300	300	—	(300)	300
Non-current provisions	—	—	—	2,234	2,234	56,323	—	58,557
Non-current non trade payables	—	—	—	5,114	5,114	14,331	(3,497)	15,948
Other non-current payables to public administrations	—	—	—	—	—	1,005	—	1,005

CURRENT LIABILITIES	7,579	15,830	1,788	146,989	148,777	188,102	(50,696)	309,592

Interest-bearing debt	—	5,096	—	7,784	7,784	19,035	(7,185)	24,730
Current payables to Group companies	—	9,120	—	—	—	—	(9,120)	—
Trade and other payables	7,579	1,614	1,788	131,381	133,169	164,452	(34,391)	272,423
Trade payables	723	469	55	44,214	44,269	60,873	(24,610)	81,724
Current income tax payable	7	7	7	7,335	7,342	129	8	7,493
Other current payables to public administrations	155	1,123	240	35,275	35,515	29,448	(1,124)	65,117
Other non-trade payables	6,694	15	1,486	44,557	46,043	74,002	(8,665)	118,089
Current provisions	—	—	—	7,824	7,824	4,615	—	12,439

TOTAL EQUITY AND LIABILITIES	564,290	970,769	617,589	998,546	1,616,135	649,402	(2,393,238)	1,407,358

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

Consolidated Statements of Cash Flow (thousands of U.S. dollars)

For the Nine Months Ended September 30, 2014

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non- Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Operating activities
Profit/(loss) before tax	—	18,073	(5,850)	(48,835)	(54,685)	51,175	(32,984)	(18,421)
Adjustments to profit/(loss):
Amortization and depreciation	—	—	—	47,377	47,377	29,953	14,310	91,640
Impairment allowances	—	—	—	32,678	32,678	—	—	32,678
Change in provisions	—	—	—	19,015	19,015	15,095	(141)	33,969
Gains/(losses) on disposal of fixed assets	—	—	—	423	423	(284)	—	139
Finance income	—	(41,626)	(25,523)	(984)	(26,507)	(14,164)	68,951	(13,346)
Finance expense	—	45,330	29,762	46,537	76,299	51,462	(72,654)	100,437
Net exchange differences	—	5,059	—	10,388	10,388	720	(5,060)	11,107
Own work capitalized	—	—	—	(220)	(220)	(193)	—	(413)
Other gains	—	(34,478)	—	(34,258)	(34,258)	—	34,258	(34,478)

	—	(25,715)	4,239	120,956	125,195	82,589	39,664	221,733
Changes in working capital:
Changes in trade and other receivables	—	(1,494)	—	(10,225)	(10,225)	46,199	352	34,832
Changes in trade and other payables	—	(4,211)	(1,509)	1,583	74	(22,896)	13,447	(13,586)
Other assets/(payables)	—	52,100	3,062	(20,768)	(17,706)	35,102	(80,748)	(11,252)

	—	46,395	1,553	(29,410)	(27,857)	58,405	(66,949)	9,994
Other cash flow from operating activities
Interest paid	—	(39,473)	—	(39,673)	(39,673)	(39,292)	50,042	(68,396)
Interest received	—	12,393	—	12,815	12,815	3,310	(15,172)	13,346
Income tax paid	—	(5)	—	(14,122)	(14,122)	(1,876)	5	(15,998)
Other payments	—	—	—	(15,977)	(15,977)	(16,882)	—	(32,859)

	—	(27,085)	—	(56,957)	(56,957)	(54,740)	34,875	(103,907)

Net cash flow from/(used in) operating activities	—	11,668	(58)	(14,246)	(14,304)	137,429	(25,394)	109,399

Investment activities
Payments for acquisition of intangible assets	—	—	—	(3,032)	(3,032)	(11,610)	1,230	(13,412)
Payments for acquisition of property, plant and equipment	—	—	—	(30,563)	(30,563)	(56,713)	19,511	(67,765)
Payments for financial instruments	—	—	—	—	—	(66,562)	—	(66,562)
Disposals of intangible assets	—	—	—	97	97	—	2	99
Disposals of property, plant and equipment	—	—	—	1,058	1,058	284	(456)	886
Disposals of financial instruments	—	—	—		—	14,000	—	14,000

Net cash flow used in investment activities	—	—	—	(32,440)	(32,440)	(120,601)	20,287	(132,754)

Financing activities
Proceeds from borrowing from third parties	—	—	—	—	—	70,912	—	70,912
Proceeds from borrowing from group companies	—	—	86,908	13,548	100,456	—	(12,137)	88,319
Repayment of borrowing from third parties	—	—	(86,908)	(516)	(87,424)	(71,568)	—	(158,992)

Net cash flow from/(used in) financing activities	—	—	—	13,032	13,032	(656)	(12,137)	239

Exchange differences	—	(2,264)	(20)	22	2	(5,233)	7,816	321

Net increase/(decrease) in cash and cash equivalents	—	9,404	(78)	(33,632)	(33,710)	10,939	(9,428)	(22,795)

Cash and cash equivalents at beginning of period	—	25,850	227	151,456	151,683	61,687	(25,729)	213,491

Cash and cash equivalents at end of period	—	35,254	149	117,824	117,973	72,626	(35,157)	190,696

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

For the Nine Months Ended September 30, 2015

			GUARANTORS
	Parent (Atento S.A.)	Subsidiary Issuer (Luxco1)	Guarantor (Midco)	Guarantor (Restricted Group*)	Total	Non- Guarantor (Other**)	Eliminations	Consolidated (Atento S.A.)
Operating activities
Profit/(loss) before tax	(1,090)	6,908	19,486	1,277	20,763	43,956	(7,108)	63,429
Adjustments to profit/(loss):
Amortization and depreciation	—	—	—	38,269	38,269	40,569	—	78,838
Impairment allowances	—	—	—	648	648	277	—	925
Change in provisions	—	—	—	369	369	1,094	—	1,463
Grants released to income	—	—	—	(365)	(365)	—	—	(365)
Gains/(losses) on disposal of fixed assets	—	—	—	39	39	467	—	506
Finance income	—	(36,717)	(20,352)	(1,099)	(21,451)	(14,440)	59,931	(12,677)
Finance expense	—	41,020	753	43,276	44,029	37,007	(64,037)	58,019
Net exchange differences	(689)	1,687	—	762	762	(647)	(1,686)	(573)
Change in fair value of financial instruments	—	(14,043)	—	(14,043)	(14,043)	—	14,043	(14,043)
Own work capitalized	—	—	—	15	15	—	—	15
Other gains	—	—	—	—	—	(397)	1,430	1,033

	(689)	(8,053)	(19,599)	67,871	48,272	63,930	9,681	113,141

Changes in working capital:
Changes in trade and other receivables	74	(48)	(240)	(80,896)	(81,136)	(53,682)	36,604	(98,188)
Changes in trade and other payables	(1,560)	(426)	317	7,754	8,071	13,347	(19,497)	(65)
Other assets/(payables)	668	(3,260)	(5)	8,785	8,780	(24,876)	(4,840)	(23,528)

	(818)	(3,734)	72	(64,357)	(64,285)	(65,211)	12,267	(121,781)

Other cash flow from operating activities
Interest paid	—	(22,128)	—	(22,582)	(22,582)	(25,450)	22,128	(48,032)
Interest received	—	(376)	—	(72)	(72)	15,313	377	15,242
Income tax paid	(4)	(59)	(4)	(11,267)	(11,271)	(1,697)	59	(12,972)
Other payments	—	—	—	(3,895)	(3,895)	(8,404)	(1)	(12,300)

	(4)	(22,563)	(4)	(37,816)	(37,820)	(20,238)	22,563	(58,062)

Net cash flow from/(used in) operating activities	(2,601)	(27,442)	(45)	(33,025)	(33,070)	22,437	37,403	(3,273)

Investment activities
Payments for acquisition of intangible assets	—	—	—	(4,971)	(4,971)	(10,166)	—	(15,137)
Payments for acquisition of property, plant and equipment	—	—	—	(13,090)	(13,090)	(32,466)	—	(45,556)
Disposals of intangible assets	—	—	—	353	353	379	—	732
Disposals of property, plant and equipment	—	—	—	885	885	746	—	1,631
Disposals of financial instruments	—	—	—	(10)	(10)	26,876	—	26,866

Net cash flow used in investment activities	—	—	—	(16,833)	(16,833)	(14,631)	—	(31,464)

Financing activities
Proceeds from borrowing from third parties	—	—	—	—	—	29,239	—	29,239
Proceeds from borrowing from group companies	—	14,139	—	14,139	14,139	1	(28,279)	—
Repayment of borrowing from third parties	—	—	—	(159)	(159)	(1,564)	—	(1,723)
Repayment of borrowing from group companies	—	8,525	—	—	—	(4,178)	(4,347)	—

Net cash flow from/(used in) financing activities	—	22,664	—	13,980	13,980	23,498	(32,626)	27,516

Exchange differences	(721)	—	(5)	(11,926)	(11,931)	(16,904)	(7)	(29,563)

Net increase/(decrease) in cash and cash equivalents	(3,322)	(4,778)	(50)	(47,804)	(47,854)	14,400	4,770	(36,784)

Cash and cash equivalents at beginning of period	9,333	29,327	65	145,144	145,209	56,810	(29,239)	211,440

Cash and cash equivalents at end of period	6,011	24,549	15	97,341	97,356	71,210	(24,470)	174,656

*

Restricted Group has been adjusted to remove the operations of Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l. The column includes Luxco 1 as parent of this “Guarantor Restricted Group”.

**	Other is Atento’s indirect subsidiaries in Brazil, Argentina, and its direct subsidiaries Atalaya Luxco 2 S.à.r.l. and Atalaya Luxco 3 S.à.r.l.

17. OTHER INFORMATION

a.	Guarantees and commitments

At September 30, 2015, the Company has guarantees and commitments with third parties amounting to 231,820 thousand U.S. dollars (234,990 thousand U.S. dollars at December 31, 2014).

The Company’s directors consider that no contingencies will arise from these guarantees in addition to those already recognized.

There has not been any material instance of a guarantee being drawn upon for the periods indicated, nor does management anticipate any liability as a result of a draw upon a guarantee in the future.

The total amount of operating lease expenses recognized in the interim consolidated income statement for the nine months ended September 30, 2015 was 57,753 thousand U.S. dollars (79,381 thousand U.S. dollars at September 30, 2014).

There are no contingent payments on operating leases recognized in the interim consolidated income statements for the three months ended September 30, 2014 and 2015.

The operating leases where the Company acts as lessee are mainly on premises intended for use as call centers. These leases have various termination dates, with the latest terminating in 2025. As of September 30, 2015, the payment commitment for the early cancellation of these leases is 123,784 thousand U.S. dollars (141,779 thousand U.S. dollars at December 31, 2014).

18. EVENTS AFTER THE REPORTING PERIOD

A total of 125,509 Time RSUs of the Time Restricted Stock Unit Award Agreement became vested as of October 1, 2015. The impact of this transaction on the fourth quarter financial information profit and loss is not material.

PART II - OTHER INFORMATION

LEGAL PROCEEDINGS

See Note 5 to the Interim Consolidated Financial Statements.

RISK FACTORS

There were no material changes to the risk factors described in section “Risk Factors” in our Annual Form 20-F, for the year ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.

Date: November 09, 2015

	By:	/s/ Alejandro Reynal

	Name:	Alejandro Reynal

	Title:	Chief Executive Officer

	By:	/s/ Mauricio Montilha

	Name:	Mauricio Montilha

	Title:	Chief Financial Officer